
07054498

Annual Report 2006

LIVEperson

About LivePerson

LivePerson is a provider of online conversion solutions. Our hosted software enables companies to identify and proactively engage online visitors—increasing sales, satisfaction and loyalty while reducing service costs. Combining leading technology with a deep understanding of consumer behavior and industry best practices, LivePerson's Timpani™ platform engages the right customer, at the right time, with the right communication channel.

More than 5,000 companies including EarthLink, Hewlett-Packard, Microsoft, Qwest and Verizon rely on LivePerson to help maximize the return on their marketing and e-commerce investments.

LivePerson (Nasdaq: LPSN) is a publicly-traded company, headquartered in New York City with operations in North America, the UK and Israel.

Annual Revenue *(in millions)*


$35
$30
$25
$20
$15
$10
$5
$8.2
$12.0
$17.4
$22.3
$33.5
2002
2003
2004
2005
2006

Quarterly Revenue *(in millions)*


$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
2006
2005
2004
Q1
Q2
Q3
Q4

Dear Stockholders,



2006 marked another year of strong performance as we expanded our business, added to our portfolio of products and services and reached key milestones in our evolution as a leader in engagement marketing.

Through strategic investments in sales, marketing, R&D and professional services, our team is now comprised of more than 175 employees in North America, Israel and the United Kingdom. We serve more than 5,000 organizations and host in excess of four million live chats every month. We added voice services to our engagement marketing platform and successfully completed the acquisition of Proficient Systems, Inc. - increasing our client base, technology leadership and ability to deliver client services.

More than 10 years after our launch, LivePerson continues to excel as a trusted advisor to our customers and valued partner in helping them reach their online sales, marketing and customer service goals.

Market Expansion

LivePerson added several blue-chip companies to our client roster in 2006 including Dodge, NASDAQ, Verizon Wireless and Orbitz. We also leveraged existing relationships to generate organic growth through expansions with companies such as AT&T, Bank of America, EarthLink, Hoover's, Verizon and British Telecom. Our customer base currently includes seven of the world's largest financial institutions and some of the key players in retail, telecommunications, high technology, travel & hospitality and the automotive industry.

Our small and medium business division reached a milestone in the third quarter of $1 million per month in revenue - more than double the figure of two years ago. We have more than 5,000 small and medium business customers from around the world - usually a good leading indicator of changes that are happening in the online sector.

Financial Strength

Our annual revenue grew 50 percent from $22.3 million in 2005 to $33.5 million in 2006. During the third quarter, LivePerson delivered quarterly sequential organic revenue growth of 12 percent, a milestone that increased to 15 percent in the fourth quarter.

Maturing Market

Live chat has entered the mainstream and is now widespread on E-commerce websites. Many companies that once viewed chat as a novelty now see the technology as a competitive differentiator and an essential part of their online strategy to proactively engage online customers with targeted offers of live assistance with sales and service.

We believe this represents a fundamental shift in factors driving technology adoption. Our experience indicates that consumers prefer and demand the interactivity and immediacy of live chat over other channels and are shaping E-commerce environments through their actions. E-commerce has become an entity driven by the consumer and businesses must keep up with a rapidly changing environment if they are to be successful.

We further believe that consumers will demand new delivery models for E-commerce that match the fast pace and adaptive nature of today's Web 2.0 environment. Software as a Service ("SaaS") is likely to lead this charge by allowing companies to quickly add new capabilities at low cost with minimal impact to their existing infrastructure. As a leader in SaaS, LivePerson is well positioned to benefit from this opportunity. In 2007, we will continue to focus on developing new products and services that meet consumers' needs and provide organizations with the tools to enhance the online experience and maximize their E-commerce investments.

The Year Ahead

After more than a decade of growth, we believe we have only just begun to reach our potential in an expanding market. Our innovation, depth of experience and market insight places LivePerson in a unique position as we help businesses communicate and build relationships online.

I would like to thank our customers for the trust and support that brought us success in 2006 and sets the stage for another promising year. I would also like to acknowledge the extended team of LivePerson employees and partners for their continued dedication and hard work. We look forward to sharing the next chapter of our success throughout 2007.

Sincerely,

Robert LoCascio
Chairman and CEO

LivePerson Customers

ORBITZ

Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching its website to the general public in June 2001, Orbitz has become the third largest online travel site based on gross travel bookings. On Orbitz, consumers can search more than 400 airlines, more than 65,000 lodging properties worldwide and 13 car rental companies.

"This technology serves two purposes for Orbitz.com. First, the chat service enables our telesales agents to operate more efficiently in serving customers in need, and second, OrbitzTLC Live Chat helps our business grow by completing bookings."

Seth Brody
Vice President & General Manager - Hospitality
Orbitz



DODGE

With 1.4 million vehicles sold globally in 2006, Dodge is the No. 5 nameplate in the U.S. automotive market and the Chrysler Group's best-selling brand.

"With approximately five million visitors every month, the Dodge Web site represents our single largest opportunity to connect with potential customers. LivePerson's platform allows us to identify and reach out to these online customers in real-time, provide them with the information they need and refer them to a Dodge dealership for additional information."

Mark Spencer
Senior Manager
Dodge Marketing and Global Communications


THE HOME DEPOT

The Home Depot® is the world's largest home improvement specialty retailer, with 2,164 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, 10 Canadian provinces, Mexico and China. The Home Depot is also one of the largest diversified wholesale distributors in the United States, with nearly 1,000 locations in the United States and Canada offering products and services for building, improving and maintaining homes, businesses and municipal infrastructures.

"LivePerson allows The Home Depot to provide our customers with a consistent, high-quality experience whether they are online or in our stores. The Timpani platform brings interactivity and a personal touch to our customers' online shopping sessions - and they've responded with higher satisfaction ratings, average order value and increased conversion rates."

Javad Ra'ed
Director of Program Management
Home Depot Direct


SEC MAIL
RECEIVED
PROCESSING
MAY 14 2007
WASH, D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

Commission File Number 000-30141

LIVEPERSON, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**13-3861628**
(State of incorporation)	**(I.R.S. employer identification number)**
462 SEVENTH AVENUE, 3rd FLOOR NEW YORK, NEW YORK	**10018**
(Address of principal executive offices)	**(Zip Code)**

(212) 609-4200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2006 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $157,481,624 (computed by reference to the last reported sale price on The Nasdaq Capital Market on that date). The registrant does not have any non-voting common stock outstanding.

On March 2, 2007, 41,471,290 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2007 Annual Meeting of Stockholders, to be filed not later than April 30, 2007, are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

LIVEPERSON, INC.

2006 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

STATEMENTS IN THIS REPORT ABOUT LIVEPERSON, INC. THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT LIVEPERSON AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL FUTURE EVENTS OR RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS. ANY SUCH FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. IT IS ROUTINE FOR OUR INTERNAL PROJECTIONS AND EXPECTATIONS TO CHANGE AS THE YEAR OR EACH QUARTER IN THE YEAR PROGRESS, AND THEREFORE IT SHOULD BE CLEARLY UNDERSTOOD THAT THE INTERNAL PROJECTIONS AND BELIEFS UPON WHICH WE BASE OUR EXPECTATIONS MAY CHANGE PRIOR TO THE END OF EACH QUARTER OR THE YEAR. ALTHOUGH THESE EXPECTATIONS MAY CHANGE, WE ARE UNDER NO OBLIGATION TO INFORM YOU IF THEY DO. OUR COMPANY POLICY IS GENERALLY TO PROVIDE OUR EXPECTATIONS ONLY ONCE PER QUARTER, AND NOT TO UPDATE THAT INFORMATION UNTIL THE NEXT QUARTER. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE PROJECTIONS OR FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN ITEM 1A., "RISK FACTORS."

PART I

ITEM 1. BUSINESS

Overview

LivePerson helps to maximize the business impact of the online channel as a provider of hosted software that enables customers to proactively assist their online visitors. Our proprietary tools and methodology have been proven to increase sales, customer satisfaction and loyalty while reducing customer service costs.

Our fully-integrated multi-channel communications platform, Timpani, facilitates real-time sales, marketing and customer service. Our technology supports and manages key online interactions — via chat, voice, email and self-service/knowledgebase — in a cost-effective and secure environment.

Since launching its first product in 1998, LivePerson's hosted interactions between potential buyers and sellers have grown to more than four million per month. This has put LivePerson in a unique position to gain insights into consumer behavior and develop technology enhancements and best practices which together result in a higher rate of conversion of visitors to buyers.

Bridging the gap between visitor traffic and successful online conversions, our solutions deliver measurable return on investment by enabling clients to:

- improve online conversion rates and reduce abandonment rates by providing customer assistance, including live help on demand;
- acquire and retain customers across multiple online channels;
- utilize a more cost-effective means of providing sales assistance and customer service; and
- increase customer satisfaction, retention and loyalty by offering real-time help online.

More than 5,000 companies, including EarthLink, Hewlett-Packard, Microsoft, Qwest and Verizon, have implemented our solutions to maximize the return on their marketing and E-commerce investments.

As a Software as a Service (SaaS) provider, LivePerson provides solutions on a hosted basis, which offers benefits including low up-front costs; fast implementation; low total cost of ownership (TCO); scalability; cost predictability and relatively effortless upgrades. Fully hosted and maintained by LivePerson, our modular applications can be implemented with little or no client investment in server infrastructure or IT resources.

LivePerson was incorporated in the State of Delaware in November 1995 and the LivePerson service was initially introduced in November 1998.

Market Opportunity

According to Forrester Research, online sales have experienced a compound annual growth rate (CAGR) of 33 percent since 2002, and online retail will continue to experience double-digit growth in the near term, with online business-to-consumer sales expected to exceed $200 billion in 2009 and grow to more than $270 billion in 2011.

Enabled by greater access to broadband connections, shoppers have transformed online retail into a mainstream channel, co-existing with and supporting traditional brick-and-mortar operations. According to Forrester, consumers have a higher comfort level with technology than ever before, spending more time with their PCs than with other mediums, including television, radio and magazines combined. Forrester also reports that more than 70 percent of consumers find shopping online easier than through other channels.

These trends continue to draw attention from marketers, who currently spend more than $14 billion online and are expected to increase this spending by 25 percent annually according to Forrester Research. Forrester also states that online advertising is now projected to total $26 billion by 2010. A 2006 study published by Shop.org states that online retailers in the U.S. are converting browsers to buyers at a rate of 2.4 percent – a figure that has remained largely unchanged for several years.

Improving the online shopping experience and increasing conversion rates represents a significant market opportunity. Businesses are realizing the value in adopting solutions that drive customer interaction quality in both pre- and post-sales environments. Forrester reports that Internet and E-commerce initiatives represent the highest priority in spending and that more than 60 percent of retailers surveyed expect their overall technology budgets to increase in 2007.

LivePerson offers a comprehensive Engagement Marketing platform – including chat, voice, and marketing and selling tools – enabled by channel matching technology, rules-based intelligence, advanced analytics, routing and reporting mechanisms. Our solutions enable businesses to identify and engage targeted categories of online visitors, directly influencing consumer buying behavior, improving online conversion rates and driving desired outcomes.

Our technology is complemented by more than eight years of experience in helping companies develop and refine their online engagement strategies. Our products and services also promote prompt first contact resolution, convert service interactions into sales opportunities and reduce call center operating costs. Our growing suite of online conversion solutions, as well as an established base of customers in the financial services, retail, telecommunications, computer software/hardware, automotive and travel/leisure industries, positions us well for continued growth.

The LivePerson Strategy

Our objective is to strengthen our current position as a provider of online conversion solutions. Continuing to develop and refine our engagement marketing platform, which supports real-time sales, marketing and customer service, will enable us to enhance our status and recognition in the marketplace. The key elements of our strategy include:

Strengthening Our Position in Target Markets and Growing Our Recurring Revenue Base. LivePerson intends to extend its market position by significantly increasing its installed client base. We plan to continue to focus primarily on the financial services, retail, telecommunications, computer software/hardware, automotive and travel/leisure industries, as well as the small and midsize business (SMB) sector, as our key target markets. As the online community is increasingly exposed to the benefits and functionality of our solutions, we intend to capitalize on our growing base of existing clients by collaborating with them to optimize our added value and effectiveness. Broadening our client base will enable us to continue to expand our recurring revenue stream. We also believe that greater exposure of Internet users to our services will create additional demand for real-time sales, marketing and customer service solutions.

Increasing the Value of our Service to our Clients. We regularly add new features and functionality to our services to further enhance value to our clients. Because we manage the server infrastructure, we can make new features available to our clients immediately upon release, without client or end-user installation of software or hardware. We currently offer a suite of reporting, analysis and administrative tools as part of our overall portfolio of services. We will continue to develop more comprehensive tools for appropriate sectors of our client base, while adding further interactive capabilities. We recently added voice capabilities to our platform to extend our value proposition across additional communication channels. With this new voice offering, customers can bridge the gap between their online channel and their call center. We also intend to continue to enhance our ability to capture, analyze and report on the substantial amount of online activity data we collect on behalf of our clients to further our clients' online strategies. We will also continue to refine additional service offerings that will provide value to our clients, such as more robust consulting and advisory services that enable improved reporting capabilities, data storage and bridges to existing client systems. Our clients may use these capabilities to increase productivity, manage call center staffing, develop one-to-one marketing tactics and pinpoint sales opportunities. Through these and other initiatives, we intend to reinforce our value proposition to clients, which we believe will result in additional revenue from new and existing clients over time.

Continuing to Build Strong Brand Recognition. As a pioneer in online communications and conversion solutions, LivePerson enjoys strong brand recognition and credibility. By strategically targeting decision makers and influencers within key vertical markets, our goal is to generate increased awareness and demand for our broad range of online sales, marketing and service tools. In addition, we have developed relationships with the media and analyst community to reinforce our position and status within the industry. Our brand name is also highly visible to both business users and consumers. When a visitor engages in a text-based chat on a website that offers our real-time technology, our brand name is usually displayed on the LivePerson dialogue window. We believe that this high-visibility placement will continue to create brand awareness and increased demand for our solutions.

Maintaining our Technological Leadership Position. We are focused on the development of tightly integrated software design and network architecture that is both reliable and scalable. We continue to devote significant resources to technological innovation. Specifically, we plan to continue to expand the features and functionality of our existing services, develop broader applications for our services and create new products and services that will benefit our expanding client base. We evaluate emerging technologies and industry standards and continually update our technology in order to retain our leadership position in the real-time customer service industry. We regularly monitor legal and technological developments in the area of information security and confidentiality to ensure our policies and procedures meet or exceed the demands of the world's largest and most demanding corporations. We believe that these efforts will allow us to effectively anticipate changing client and end-user requirements in our rapidly evolving industry.

Evaluating Strategic Alliances and Acquisitions where Appropriate. We continue to seek opportunities to form strategic alliances with or to acquire other companies that can accelerate our growth or broaden our product offerings. We have successfully integrated several acquisitions over the last seven years. In October 2000, we acquired HumanClick Ltd., an Israeli-based provider of real-time, online customer service applications to small businesses. In July 2002, we acquired the customer contracts and associated rights of NewChannel, Inc., a provider of proactive online sales services. In December 2003, we acquired certain identifiable assets of Island Data Corporation, a provider of knowledgebase services to large corporate clients. In July 2004, we acquired certain identifiable assets of FaceTime Communications, Inc., a provider of real-time communications solutions. In July 2006, we acquired Proficient Systems, Inc., an Atlanta-based provider of hosted proactive chat solutions that help companies generate revenue on their websites.

We have no commitments with respect to any acquisitions or strategic alliances and we are not currently engaged in any material negotiations with respect to these types of opportunities.

Expanding our International Presence. We have translated the user interface for LivePerson services into eighteen languages, including French, German, Italian, Chinese, Japanese and Korean. To strengthen our expansion initiatives in Western Europe, we have established a sales, marketing and client support presence — as well as a local hosting capability — in the United Kingdom. We are evaluating strategies to pursue further international expansion in both Western Europe and the Asia/Pacific region.

Products and Services

LivePerson's suite of products support and manage all online customer interactions — chat, email and self-service/knowledgebase — from a single, unified agent desktop. By supplying a complete, unified customer history, our solutions enable businesses to deliver a relevant, timely, personalized and seamless customer experience. In addition to product offerings, LivePerson provides professional services to support the complete deployment of our enterprise solutions.

Timpani Sales and Marketing

Timpani Sales and Marketing combines online site traffic monitoring software with a sophisticated rules engine to enable LivePerson clients to proactively engage website visitors. The product enables clients to maximize online revenue opportunities, improve conversion rates and reduce shopping cart abandonment by proactively engaging the right visitor, using the right channel, at the right time. The intelligent and proactive solution identifies website visitors who demonstrate the highest propensity to buy and engages them, in real time with relevant content and offers, helping to achieve the online outcomes desired by our clients.

Timpani Contact Center

Timpani Contact Center provides online customer support capability via a unified, multi-channel interface comprised of chat, voice, email and self-service knowledgebase. The product enables clients to improve service quality, increase agent productivity and facilitate first-contact resolution by streamlining customer interactions across all online channels, while reducing service costs. By integrating all interactions, this comprehensive solution supplies a unified customer history, enabling organizations to deliver service consistency and continuity to customers. Timpani Contact Center is comprised of Timpani Chat, Timpani Voice, Timpani Email and Timpani Self-Service:

- *Timpani Chat.* Timpani Chat enhances customer service with live support, while reducing interaction costs and churn. A real-time service, it strengthens customer loyalty and increases satisfaction levels while improving agent productivity and lowering service costs. The solution's single agent desktop promotes multi-tasking and includes productivity tools that speed time to resolution.

- *Timpani Voice.* Timpani Voice is an enterprise click-to-talk solution that helps E-commerce organizations proactively address consumer buying concerns and increase conversions from website visitors. Leveraging real-time analytics and business rules, Timpani Voice identifies targeted visitor segments while those visitors are online and establishes an immediate connection with telephone agents, bypassing conventional voice recognition and automated phone menu options.

- *Timpani Email.* Timpani Email efficiently manages inbound email traffic and Web form queries while improving customer satisfaction and increasing agent productivity. This extensive email management solution funnels all messages through an automated process that evaluates the business requirement and triggers a related action — such as generating an auto-response, routing to an agent queue, deleting spam or escalating to another channel — for each message.

- *Timpani Self-Service.* Timpani Self-Service delivers relevant and immediate answers to website visitors searching for information while optimizing the user experience and lowering support costs. The sophisticated knowledgebase learns dynamically and automatically updates based on visitor searches and behavior. It also allows issues that require further attention to be escalated to other communication channels, such as live chat, email or telephone.

LivePerson Pro

LivePerson Pro enables SMBs to increase online sales and improve customer service with live chat. This economical solution supplies both real-time monitoring tools, which are used to determine the effectiveness of online marketing campaigns and to identify visitors who are responding, and geolocation, which facilitates cross-sell/up-sell opportunities and prevents fraud.

LivePerson Contact Center

LivePerson Contact Center enables SMBs to improve agent productivity, lower service costs and increase customer satisfaction. Developed for SMBs, the solution manages all communications, including live chat, voice, email, self-service and telephone logs, from an easy-to-use, all-in-one platform.

Professional Services

Our Professional Services team uses a comprehensive, customer-focused methodology to develop high-quality solutions, delivering significant results and providing a competitive advantage to our enterprise clients. Dedicated members of the Professional Services team work hand-in-hand with client teams to analyze online Web processes, develop an optimal deployment strategy, train contact center agents and implement ongoing performance management systems to deliver desired business results.

As part of these value-added professional services offerings, we recently launched the LivePerson Center of Excellence (CoE). The CoE captures best practices from over 250 large enterprise deployments and turns them into valuable insight for all clients and team members to leverage. In addition to establishing a central repository for critical information assets — including performance benchmarks, knowledge, deployment methodology, training materials and industry vertical best practices — the CoE streamlines application rollout, accelerates implementation and creates a scalable, replicable production environment to improve the performance of online sales and service initiatives.

Clients

Our client base includes Fortune 1000 companies, dedicated Internet businesses and a broad range of online merchants. Our solutions benefit organizations of all sizes conducting business or communicating with customers online. We plan to continue to focus primarily on the financial services, retail, telecommunications, computer software/hardware, automotive and travel/leisure industries, as well as the SMB sector, as our key target markets.

The following is a representative list of clients among those generating at least $100,000 in revenue during 2006:

Apple	EarthLink	NETELLER
AT&T	eLuxury.com	Overstock.com
Bank of America	FXCM (Forex Capital Markets)	QVC
Bell Canada	Hewlett-Packard	Qwest
Bell South	Intel	Rackspace
Cingular Wireless	Kaplan Education	SunTrust Banks
Citibank Home Equity	Maersk	Verizon
Computer Associates	Microsoft	Washington Mutual

Sales and Marketing

Sales

We sell our products and services by leveraging a common methodology through both direct and indirect sales channels:

- *Direct Sales.* Our sales process focuses on how our solutions and domain expertise deliver financial and operational value that support our clients' strategic initiatives. The Timpani Sales and Marketing value proposition is targeted to business executives whose primary responsibility is to maximize online customer acquisition. These executives have a vested interest in improving conversion rates, increasing application completion rates and increasing average order value. The value proposition for Timpani Contact Center is designed to appeal to professionals who hold top- and bottom-line responsibility for customer service and technical support functions within their organization. Timpani Contact Center, primarily our Proactive Service Chat solution, enables these organizations to provide effective customer service using the online channel while deflecting costly phone calls and shifting service interactions to more cost efficient channels. Whether we typically engage with individuals or teams responsible for online sales or service, LivePerson's Timpani platform supports any organization with a companywide strategic initiative to improve the overall online customer experience.

  Our sales methodology begins with in-depth research and discovery meetings that enable us to develop a deep understanding of the value drivers and key performance metrics of a prospective client. We then present an analytical review detailing how our solutions and industry expertise can impact these value drivers and metrics. Once we validate solution capabilities and prove financial return on investment (ROI), we transition to an account management program that enables ongoing client success.

- *Indirect Sales.* Our New Markets sales organization is focused on developing partnerships with call centers and industry vertical channels to generate revenues outside the focus of the direct sales team. This organization also provides leverage to the direct team with strategic partnerships that allow us to extend our core solution offering and increase our value proposition. By maximizing market coverage via partners who provide complementary products and services, we believe this channel will increase our revenue opportunities and accelerate market penetration without incurring the traditional costs associated with direct sales.

Client Support

Our Professional Services group provides deployment support to enterprise clients and maintains involvement throughout the engagement lifecycle. All LivePerson clients have access to 24/7 help desk services through chat, email and phone, while larger clients are assigned account managers for ongoing support and process improvement.

Marketing

Our marketing efforts are organized around the needs, trends and characteristics of our existing and prospective client base. Our deep relationship with existing clients fosters continuous feedback, thereby allowing us to develop and refine marketing programs for specific industry segments. We market our products and services to executives with profit and loss (P&L) responsibility for the online sales channel and customer service operations with a focus on the financial services, retail, telecommunications, computer software/hardware, automotive and travel/leisure industries, as well as SMBs. Our integrated marketing strategy includes lead generation campaigns to reach potential and existing clients using mediums such as online initiatives, advertising, direct mail, and industry- and category-specific tradeshows and events.

Our marketing strategy also encompasses public relations programs. As a result of relationships developed with the media and analyst community, we gain positive press and editorial coverage. Other initiatives include securing speaking opportunities and bylined articles featuring key executives, which helps raise LivePerson's profile and reinforce our position as an industry leader.

Competition

The market for online sales, marketing and customer service technology is intensely competitive and characterized by aggressive marketing, evolving industry standards, rapid technology developments and frequent new product introductions. Although few technological barriers to enter this market exist, we believe that our long-standing relationships with clients, particularly at the enterprise level, differentiates us from new entrants into the market. This differentiation is comprised mainly of our depth of experience in data analysis, agent training and online marketing optimization. Additional barriers to entry include the ability to design and build scalable software and, with respect to outsourced solution providers, the ability to design, build and manage a scalable network infrastructure.

LivePerson competes directly with companies focused on technology that facilitates real-time sales, email management, searchable knowledgebase applications and customer service interaction. These markets remain fairly saturated with small companies that compete on price and features. LivePerson faces significant competition from online interaction solution providers, including Software as a Service providers RightNow Technologies, Art Technology Group and Instant Service. While the online conversion market that Timpani Sales and Marketing addresses is fragmented, LivePerson faces potential competition from Web analytics and online marketing service providers such as WebSideStory and Omniture. The most significant barriers to entry in this market are knowledge of:

- online consumer purchasing habits;
- methodologies to correctly engage customers;
- metrics proving return on investment; and
- technology innovation opportunities.

LivePerson also faces potential competition from larger enterprise software companies such as Oracle. In addition, established technology companies such as Microsoft, Yahoo and Google may leverage their existing relationships and capabilities to offer real-time sales, marketing and customer service applications.

Finally, LivePerson competes with clients and potential clients that choose to provide a real-time sales, marketing and customer service solution in-house as well as, to a lesser extent, traditional offline customer service solutions, such as telephone call centers.

LivePerson believes that competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market. As compared to LivePerson, some of our larger current and potential competitors have:

- greater brand recognition;
- more diversified lines of products and services; and
- significantly greater financial, marketing and research and development resources.

Additionally, some competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies, enabling them to:

- undertake more extensive marketing campaigns;
- adopt more aggressive pricing policies; and
- make more attractive offers to businesses to induce them to use their products or services.

Technology

Three key technological features distinguish the LivePerson services:

- Our clients are supported by a secure, scalable server infrastructure. In North America, our primary servers are hosted in a fully–secured, third-party server center in the Eastern United States and are supported by a backup server facility located in the Southwestern United States. In Europe, our primary servers are hosted in a fully–secured, third-party server center in London.
- Our network, hardware and software are designed to accommodate our clients' demand for secure, high-quality 24-hours per day/seven-days per week service.
- As a hosted service, we are able to add additional capacity and new features quickly and efficiently. This has enabled us to immediately provide these benefits simultaneously to our entire client base. In addition, it allows us to maintain a relatively short development and implementation cycle.

As a Software as a Service provider, we focus on the development of tightly integrated software design and network architecture. We dedicate significant resources to designing our software and network architecture based on the fundamental principles of security, reliability and scalability.

Software Design. Our software design is based on client-server architecture. As a Software as a Service provider, our clients install only the LivePerson software client (Windows or Java-based) on their operators' workstations. Visitors to our clients' websites require only a standard Web browser and do not need to download software from LivePerson in order to interact with our clients' operators or to use the LivePerson services.

Our software design is also based on open standards. These standard protocols facilitate integration with our clients' legacy and third-party systems, and include:

- Java
- XML (Extensible Mark-up Language)
- HTML (Hypertext Mark-up Language)
- SQL (Structured Query Language)
- HTTP (Hypertext Transfer Protocol)

Network Architecture. The software underlying our services is integrated with scalable and reliable network architecture. Our network is scalable; we do not need to add new hardware or network capacity for each new LivePerson client. This network architecture is hosted in a third party server center with redundant network connections, servers and other infrastructure, ensuring minimal downtime. Our backup server infrastructure housed at a remote location provides each primary hosting facility with effective disaster recovery capability. For increased security, we use advanced firewall architecture and industry encryption standards. We also enable our clients to further encrypt their sensitive data using industry standard encryption algorithms.

Government Regulation

We are subject to federal, state and local regulation, and laws of jurisdictions outside of the United States, including laws and regulations applicable to computer software and access to or commerce over the Internet. Due to the increasing use of the Internet and various online services, it is likely that new laws and regulations will be adopted with respect to the Internet or online services related to issues including user privacy, freedom of expression, pricing, content, quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, such legislation could subject us and/or our clients or Internet users to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property and Proprietary Rights

We rely on a combination of patent, copyright, trade secret, trademark and other common law in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology, processes and other intellectual property. However, we believe that factors such as the technological and creative skills of our personnel, new service developments, frequent enhancements and reliable maintenance are more essential to establishing and maintaining a competitive advantage. Others may develop technologies that are similar or superior to our technology. We enter into confidentiality and other written agreements with our employees, consultants, clients, potential clients and strategic partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a service with the same functionality as our services. Policing unauthorized use of our services and intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology or intellectual property rights, particularly in foreign countries where we do business, where our services are sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where enforcement of laws protecting proprietary rights is not common or effective.

Substantial litigation regarding intellectual property rights exists in the software industry. In the ordinary course of our business, our services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of services in different industry segments overlaps. Some of our competitors in the market for real-time sales, marketing and customer service solutions or other third parties may have filed or may intend to file patent applications covering aspects of their technology. Any claims alleging infringement of third-party intellectual property rights could require us to spend significant amounts in litigation (even if the claim is invalid), distract management from other tasks of operating our business, pay substantial damage awards, prevent us from selling our products, delay delivery of the LivePerson services, develop non-infringing software, technology, business processes, systems or other intellectual property (none of which might be successful), or limit our ability to use the intellectual property that is the subject of any of these claims, unless we enter into license agreements with the third parties (which may be costly, unavailable on commercially reasonable terms, or not available at all). Therefore, such claims could have a material adverse effect on our business, results of operations and financial condition.

Employees

As of March 5, 2007, we had 178 full-time employees. Our employees are not covered by collective bargaining agreements. We believe our relations with our employees are satisfactory.

Website Access to Reports

We make available, free of charge, on our website (www.liveperson.com), our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

We have a history of losses, we had an accumulated deficit of $99.2 million as of December 31, 2006 and we may incur losses in the future.

Although we have achieved profitability in each three-month period from and including the period ended September 30, 2003, we may, in the future, incur losses and experience negative cash flow, either or both of which may be significant. We recorded net losses of $6.8 million for the year ended December 31, 2002 and $816,000 for the year ended December 31, 2003. We recorded net income of $2.1 million for the year ended December 31, 2004, $2.5 million for the year ended December 31, 2005 and $2.2 million for the year ended December 31, 2006. As of December 31, 2006, our accumulated deficit was approximately $99.2 million. We cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Failure to maintain profitability may materially and adversely affect the market price of our common stock.

Our quarterly revenue and operating results are subject to significant fluctuations, which may adversely affect the trading price of our common stock.

Our quarterly revenue and operating results may fluctuate significantly in the future due to a variety of factors, including the following factors which are in part within our control, and in part outside of our control:

- continued adoption by companies doing business online of real-time sales, marketing and customer service solutions;
- our clients' business success;
- our clients' demand for our services;
- our ability to attract and retain clients;
- the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to acquisitions;
- the introduction of new services by us or our competitors; and
- changes in our pricing policies or the pricing policies of our competitors.

Our revenue and results may also fluctuate significantly in the future due to the following factors that are entirely outside of our control:

- economic conditions specific to the Internet, electronic commerce and online media; and
- general economic and political conditions.

Period-to-period comparisons of our operating results may not be meaningful because of these factors. You should not rely upon these comparisons as indicators of our future performance.

Due to the foregoing factors, it is possible that our results of operations in one or more future quarters may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock could decline.

We may be unable to respond to the rapid technological change and changing client preferences in the online sales, marketing and customer service industry and this may harm our business.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions in the online sales, marketing and customer service industry or our clients' or Internet users' requirements, our business, results of operations and financial condition would be materially and adversely affected. Business on the Internet is characterized by rapid technological change. In addition, the market for online sales, marketing and customer service solutions is relatively new. Sudden changes in client and Internet user requirements and preferences, frequent new product and service introductions embodying new technologies, such as broadband communications, and the emergence of new industry standards and practices could render the LivePerson services and our proprietary technology and systems obsolete. The rapid evolution of these products and services will require that we continually improve the performance, features and reliability of our services. Our success will depend, in part, on our ability to:

- enhance the features and performance of the LivePerson services;
- develop and offer new services that are valuable to companies doing business online and Internet users; and
- respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

If any of our new services, including upgrades to our current services, do not meet our clients' or Internet users' expectations, our business may be harmed. Updating our technology may require significant additional capital expenditures and could materially and adversely affect our business, results of operations and financial condition.

If new services require us to grow rapidly, this could place a significant strain on our managerial, operational, technical and financial resources. In order to manage our growth, we could be required to implement new or upgraded operating and financial systems, procedures and controls. Our failure to expand our operations in an efficient manner could cause our expenses to grow, our revenue to decline or grow more slowly than expected and could otherwise have a material adverse effect on our business, results of operations and financial condition.

If we are not competitive in the market for real-time sales, marketing and customer service solutions, our business could be harmed.

The market for online sales, marketing and customer service technology is intensely competitive and characterized by aggressive marketing, evolving industry standards, rapid technology developments and frequent new product introductions. Although we believe that our long-standing relationships with clients, particularly at the enterprise level, differentiates us from new entrants into the market, established or new entities may enter this market in the near future, including those that provide real-time interaction online, with or without the user's request.

We compete directly with companies focused on technology that facilitates real-time sales, email management, searchable knowledgebase applications and customer service interaction. These markets remain fairly saturated with small companies that compete on price and features. We face significant competition from online interaction solution providers, including Software as a Service providers RightNow Technologies, Art Technology Group and Instant Service. While the online conversion market that Timpani Sales and Marketing addresses is fragmented, we face potential competition from Web analytics and online marketing service providers such as WebSideStory and Omniture. The most significant barriers to entry in this market are knowledge of:

- online consumer purchasing habits;
- methodologies to correctly engage customers;
- metrics proving return on investment; and
- technology innovation opportunities.

Furthermore, many of our competitors offer a broader range of customer relationship management products and services than we currently offer. We may be disadvantaged and our business may be harmed if companies doing business online choose real-time sales, marketing and customer service solutions from such providers.

We also face potential competition from larger enterprise software companies such as Oracle. In addition, established technology companies such as Microsoft, Yahoo and Google may leverage their existing relationships and capabilities to offer real-time sales, marketing and customer service applications.

Finally, we compete with clients and potential clients that choose to provide a real-time sales, marketing and customer service solution in-house as well as, to a lesser extent, traditional offline customer service solutions, such as telephone call centers.

We believe that competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market. As compared to LivePerson, some of our larger current and potential competitors have:

- greater brand recognition;
- more diversified lines of products and services; and
- significantly greater financial, marketing and research and development resources.

Additionally, some competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies. These competitors may be able to:

- undertake more extensive marketing campaigns;
- adopt more aggressive pricing policies; and
- make more attractive offers to businesses to induce them to use their products or services.

Any delay in the general market acceptance of the real-time sales, marketing and customer service solution business model would likely harm our competitive position. Delays would allow our competitors additional time to improve their service or product offerings, and would also provide time for new competitors to develop real-time sales, marketing, customer service and Web analytics applications and solicit prospective clients within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

The success of our business is dependent on the retention of existing clients and their purchase of additional LivePerson services.

Our LivePerson services agreements typically have twelve month terms and are terminable upon 30 to 90 days' notice without penalty. If a significant number of our clients, or any one client to whom we provide a significant amount of services, were to terminate these services agreements, or reduce the amount of services purchased or fail to purchase additional services, our results of operations may be negatively and materially affected. Dissatisfaction with the nature or quality of our services could also lead clients to terminate our service. We depend on monthly fees from the LivePerson services for substantially all of our revenue. If our retention rate declines, our revenue could decline unless we are able to obtain additional clients or alternate revenue sources. Further, because of the historically small amount of services sold in initial orders, we depend on sales to new clients and sales of additional services to our existing clients.

We are dependent on technology systems that are beyond our control.

The success of the LivePerson services depends in part on our clients' online services as well as the Internet connections of visitors to their websites, both of which are outside of our control. As a result, it may be difficult to identify the source of problems if they occur. In the past, we have experienced problems related to connectivity which have resulted in slower than normal response times to Internet user chat requests and messages and interruptions in service. The LivePerson services rely both on the Internet and on our connectivity vendors for data transmission. Therefore, even when connectivity problems are not caused by the LivePerson services, our clients or Internet users may attribute the problem to us. This could diminish our brand and harm our business, divert the attention of our technical personnel from our product development efforts or cause significant client relations problems.

In addition, we rely on two third-party Web hosting service providers for Internet connectivity and network infrastructure hosting, security and maintenance. These providers have, in the past, experienced problems that have resulted in slower than normal response times and interruptions in service. If we are unable to continue utilizing the services of our existing Web hosting providers or if our Web hosting services experience interruptions or delays, it is possible that our business could be harmed.

Our service also depends on third parties for hardware and software, which products could contain defects. Problems arising from our use of such hardware or software could require us to incur significant costs or divert the attention of our technical personnel from our product development efforts. To the extent any such problems require us to replace such hardware or software, we may not be able to do so on acceptable terms, if at all.

Technological defects could disrupt our services, which could harm our business and reputation.

We face risks related to the technological capabilities of the LivePerson services. We expect the number of interactions between our clients' operators and Internet users over our system to increase significantly as we expand our client base. Our network hardware and software may not be able to accommodate this additional volume. Additionally, we must continually upgrade our software to improve the features and functionality of the LivePerson services in order to be competitive in our market. If future versions of our software contain undetected errors, our business could be harmed. As a result of major software upgrades at LivePerson, our client sites have, from time to time, experienced slower than normal response times and interruptions in service. If we experience system failures or degraded response times, our reputation and brand could be harmed. We may also experience technical problems in the process of installing and initiating the LivePerson services on new Web hosting services. These problems, if unremedied, could harm our business.

The LivePerson services also depend on complex software which may contain defects, particularly when we introduce new versions onto our servers. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. It is possible that, despite testing by us, defects may occur in the software. These defects could result in:

- damage to our reputation;
- lost sales;

- delays in or loss of market acceptance of our products; and
- unexpected expenses and diversion of resources to remedy errors.

Failure to license necessary third party software for use in our products and services, or failure to successfully integrate third party software, could cause delays or reductions in our sales, or errors or failures of our service.

We license third party software that we plan to incorporate into our products and services. In the future, we might need to license other software to enhance our products and meet evolving customer requirements. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology could be difficult to replace once integrated. The loss of, or inability to obtain, these licenses could result in delays or reductions of our applications until we identify, license and integrate or develop equivalent software, and new licenses could require us to pay higher royalties. If we are unable to successfully license and integrate third party technology, we could experience a reduction in functionality and/or errors or failures of our products, which may reduce demand for our products and services.

Third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the impact of new technology integration on our existing technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

Our clients may experience adverse business conditions that could adversely affect our business.

Some of our clients may experience difficulty in supporting their current operations and implementing their business plans. These clients may reduce their spending on our services, or may not be able to discharge their payment and other obligations to us. These circumstances are influenced by general economic and industry-specific conditions, and could have a material adverse impact on our business, financial condition and results of operations. In addition, as a result of these conditions, our clients, in particular our Internet-related clients that may experience (or that anticipate experiencing) difficulty raising capital, may elect to scale back the resources they devote to customer service technology, including services such as ours. If the current environment for our clients, including, in particular, our Internet-related clients, does not improve, our business, results of operations and financial condition could be materially adversely affected. In addition, the non-payment or late payment of amounts due to us from a significant number of clients would negatively impact our financial condition. During 2006, we increased our allowance for doubtful accounts by $38,000 to approximately $105,000, principally due to an increase in accounts receivable as a result of increased sales. We did not write off any accounts during 2006. During 2005, we increased our allowance for doubtful accounts by $30,000 to approximately $84,000, principally due to an increase in accounts receivable as a result of increased sales, and we wrote off approximately $17,000 of previously reserved accounts, leaving a net allowance of $67,000 at December 31, 2005.

Our business is significantly dependent on our ability to retain our current key personnel, to attract new personnel, and to manage staff attrition.

Our future success depends to a significant extent on the continued services of our senior management team, including Robert P. LoCascio, our founder and Chief Executive Officer. The loss of the services of any member of our senior management team, in particular Mr. LoCascio, could have a material and adverse effect on our business, results of operations and financial condition. We cannot assure you that we would be able to successfully integrate newly-hired senior managers who would work together successfully with our existing management team.

We may be unable to attract, integrate or retain other highly qualified employees in the future. If our retention efforts are ineffective, employee turnover could increase and our ability to provide services to our clients would be materially and adversely affected. Furthermore, the new requirement to expense stock options may discourage us from granting the size or type of stock option awards that job candidates may require to join our company.

Any staff attrition we experience, whether initiated by the departing employees or by us, could place a significant strain on our managerial, operational, financial and other resources. To the extent that we do not initiate or seek any staff attrition that occurs, there can be no assurance that we will be able to identify and hire adequate replacement staff promptly, if at all, and even that if such staff is replaced, we will be successful in integrating these employees. In addition, we may not be able to outsource certain functions. We expect to evaluate our needs and the performance of our staff on a periodic basis, and may choose to make adjustments in the future. If the size of our staff is significantly reduced, either by our choice or otherwise, it may become more difficult for us to manage existing, or establish new, relationships with clients and other counter-parties, or to expand and improve our service offerings. It may also become more difficult for us to implement changes to our business plan or to respond promptly to opportunities in the marketplace. Further, it may become more difficult for us to devote personnel resources necessary to maintain or improve existing systems, including our financial and managerial controls, billing systems, reporting systems and procedures. Thus, any significant amount of staff attrition could cause our business and financial results to suffer.

We believe our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the FASB, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, as of January 1, 2006 we were required to adopt the provisions of SFAS No. 123 (revised 2004), "Share Based Payment," causing us to expense employee stock options. This change decreased our net income per share by $0.05 for the full year 2006 and we expect that it will decrease our net income per share by $0.08 and $0.02, for the full year 2007 and the first quarter of 2007, respectively. This impact may change based upon additional stock option grants, if any, methodology refinement or other factors.

We cannot predict our future capital needs to execute our business strategy and we may not be able to secure additional financing.

We believe that our current cash and cash equivalents and cash generated from operations, if any, will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. To the extent that we require additional funds to support our operations or the expansion of our business, or to pay for acquisitions, we may need to sell additional equity, issue debt or convertible securities or obtain credit facilities through financial institutions. In the past, we have obtained financing principally through the sale of preferred stock, common stock and warrants. If additional funds are raised through the issuance of debt or preferred equity securities, these securities could have rights, preferences and privileges senior to holders of common stock, and could have terms that impose restrictions on our operations. If additional funds are raised through the issuance of additional equity or convertible securities, our stockholders could suffer dilution. We cannot assure you that additional funding, if required, will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund any potential expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. Those limitations would materially and adversely affect our business, results of operations and financial condition.

If we do not successfully integrate potential future acquisitions, our business could be harmed.

In the future, we may acquire or invest in complementary companies, products or technologies. Acquisitions and investments involve numerous risks to us, including:

- difficulties in integrating operations, technologies, products and personnel with LivePerson;
- diversion of financial and management resources from efforts related to the LivePerson services or other then-existing operations; risks of entering new markets beyond providing real-time sales, marketing and customer service solutions for companies doing business online;
- potential loss of either our existing key employees or key employees of any companies we acquire; and
- our inability to generate sufficient revenue to offset acquisition or investment costs.

These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

If our goodwill becomes impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill may not be recoverable include a decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined, negatively impacting our results of operations.

We could face additional regulatory requirements, tax liabilities and other risks as we expand internationally.

In October 2000, we acquired HumanClick, an Israeli-based provider of real-time online customer service applications. In addition, we have recently established a sales, marketing and client support presence in the United Kingdom in support of expansion efforts into Western Europe, and have integrated the United Kingdom operations of Proficient Systems into that office. There are risks related to doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, more stringent rules relating to the privacy of Internet users and adverse tax consequences. In addition, there are likely to be different consumer preferences and requirements in specific international markets. Furthermore, we may face difficulties in staffing and managing any foreign operations. One or more of these factors could harm any future international operations.

Our reputation depends, in part, on factors which are entirely outside of our control.

Our services typically appear as a LivePerson-branded, Timpani-branded or a custom-created icon on our clients' websites. The customer service operators who respond to the inquiries of our clients' Internet users are employees or agents of our clients; they are not our employees. As a result, we have no way of controlling the actions of these operators. In addition, an Internet user may not know that the operator is an employee or agent of our client, rather than a LivePerson employee. If an Internet user were to have a negative experience in a LivePerson-powered real-time dialogue, it is possible that this experience could be attributed to us, which could diminish our brand and harm our business. Finally, we believe the success of our services depend on the prominent placement of the icon on the client's website, over which we also have no control.

Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights.

Our success and ability to compete depend, in part, upon the protection of our intellectual property rights relating to the technology underlying the LivePerson services. It is possible that:

- any issued patent or patents issued in the future may not be broad enough to protect our intellectual property rights;
- any issued patent or any patents issued in the future could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in the patents;
- current and future competitors may independently develop similar technologies, duplicate our services or design around any patents we may have; and
- effective patent protection may not be available in every country in which we do business, where our services are sold or used, where the laws may not protect proprietary rights as fully as do the laws of the U.S. or where enforcement of laws protecting proprietary rights is not common or effective.

Further, to the extent that the invention described in any U.S. patent was made public prior to the filing of the patent application, we may not be able to obtain patent protection in certain foreign countries. We also rely upon copyright, trade secret, trademark and other common law in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology, processes and other intellectual property. Any steps we might take may not be adequate to protect against infringement and misappropriation of our intellectual property by third parties. Similarly, third parties may be able to independently develop similar or superior technology, processes or other intellectual property. Policing unauthorized use of our services and intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology or intellectual property rights, particularly in foreign countries where we do business, where our services are sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States, or where enforcement of laws protecting proprietary rights is not common or effective. The unauthorized reproduction or other misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it. If this occurs, our business, results of operations and financial condition could be materially and adversely affected. In addition, disputes concerning the ownership or rights to use intellectual property could be costly and time-consuming to litigate, may distract management from operating our business and may result in our loss of significant rights.

Our products and services may infringe upon intellectual property rights of third parties and any infringement could require us to incur substantial costs and may distract our management.

We are subject to the risk of claims alleging infringement of third-party proprietary rights. Substantial litigation regarding intellectual property rights exists in the software industry. In the ordinary course of our business, our services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of services in different industry segments overlaps. Some of our competitors in the market for real-time sales, marketing and customer service solutions or other third parties may have filed or may intend to file patent applications covering aspects of their technology. Any claims alleging infringement of third-party intellectual property rights could require us to spend significant amounts in litigation (even if the claim is invalid), distract management from other tasks of operating our business, pay substantial damage awards, prevent us from selling our products, delay delivery of the LivePerson services, develop non-infringing software, technology, business processes, systems or other intellectual property (none of which might be successful), or limit our ability to use the intellectual property that is the subject of any of these claims, unless we enter into license agreements with the third parties (which may be costly, unavailable on commercially reasonable terms, or not available at all). Therefore, such claims could have a material adverse effect on our business, results of operations and financial condition.

We may be liable if third parties misappropriate personal information belonging to our clients' Internet users.

We maintain dialogue transcripts of the text-based chats and email interactions between our clients and Internet users and store on our servers information supplied voluntarily by these Internet users in surveys. We provide this information to our clients to allow them to perform Internet user analyses and monitor the effectiveness of our services. Some of the information we collect may include personal information, such as contact and demographic information. If third parties were able to penetrate our network security or otherwise misappropriate personal information relating to our clients' Internet users or the text of customer service inquiries, we could be subject to liability. We could be subject to negligence claims or claims for misuse of personal information. These claims could result in litigation, which could have a material adverse effect on our business, results of operations and financial condition. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

The need to physically secure and securely transmit confidential information online has been a significant barrier to electronic commerce and online communications. Any well-publicized compromise of security could deter people from using online services such as the ones we offer, or from using them to conduct transactions, which involve transmitting confidential information. Because our success depends on the general acceptance of our services and electronic commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches.

Political, economic and military conditions in Israel could negatively impact our Israeli operations.

Our product development staff, help desk and online sales personnel are located in Israel. As of December 31, 2006, we had 80 full-time employees in Israel. Although substantially all of our sales to date have been made to customers outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has caused security and economic problems in Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip, and negotiations between the State of Israel and Palestinian representatives have effectively ceased. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 created additional unrest and uncertainty. In July and August of 2006, Israel was involved in a full-scale armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party, in southern Lebanon, which involved missile strikes against civilian targets in northern Israel that resulted in economic losses. Continued hostilities between Israel and its neighbors and any failure to settle the conflict could adversely affect our operations in Israel and our business. Further deterioration of the situation might require more widespread military reserve service by some of our Israeli employees and might result in a significant downturn in the economic or financial condition of Israel, either of which could have a material adverse effect on our operations in Israel and our business. In addition, several Arab countries still restrict business with Israeli companies. Our operations in Israel could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

Risks Related to Our Industry

We are dependent on the continued use of the Internet as a medium for commerce.

We cannot be sure that a sufficiently broad base of consumers will continue to use the Internet as a medium for commerce. Convincing our clients to offer real-time sales, marketing and customer service technology may be difficult. The continuation of the Internet as a viable commercial marketplace is subject to a number of factors, including:

- continued growth in the number of users;
- concerns about transaction security;
- continued development of the necessary technological infrastructure;
- development of enabling technologies;
- uncertain and increasing government regulation; and
- the development of complementary services and products.

We depend on the continued viability of the infrastructure of the Internet.

To the extent that the Internet continues to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, we cannot assure you that the infrastructure for the Internet will be able to support the demands placed upon it. The Internet has experienced outages and delays as a result of damage to portions of its infrastructure. Outages or delays could adversely affect online sites, email and the level of traffic on the Internet. We also depend on Internet service providers that provide our clients and Internet users with access to the LivePerson services. In the past, users have experienced difficulties due to system failures unrelated to our service. In addition, the Internet could lose its viability due to delays in the adoption of new standards and protocols required to handle increased levels of Internet activity. Insufficient availability of telecommunications services to support the Internet also could result in slower response times and negatively impact use of the Internet generally, and our clients' sites (including the LivePerson dialogue windows) in particular. If the use of the Internet fails to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur or if the Internet does not become a viable commercial marketplace, we may not maintain profitability and our business, results of operations and financial condition will suffer.

We may become subject to burdensome government regulation and legal uncertainties.

We are subject to federal, state and local regulation, and laws of jurisdictions outside of the United States, including laws and regulations applicable to computer software and access to or commerce over the Internet. Due to the increasing popularity and use of the Internet and various other online services, it is likely that a number of new laws and regulations will be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, such legislation could subject us and/or our clients or Internet users to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition.

As a result of collecting data from live online Internet user dialogues, our clients may be able to analyze the commercial habits of Internet users. Privacy concerns may cause Internet users to avoid online sites that collect such behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, we or our clients may be harmed by any laws or regulations that restrict the ability to collect or use this data. The European Union and many countries within the E.U. have adopted privacy directives or laws that strictly regulate the collection and use of personally identifiable information of Internet users. The United States has adopted legislation which governs the collection and use of certain personal information. The U.S. Federal Trade Commission has also taken action against website operators who do not comply with their stated privacy policies. Furthermore, other foreign jurisdictions have adopted legislation governing the collection and use of personal information. These and other governmental efforts may limit our clients' ability to collect and use information about their Internet users through our services. As a result, such laws and efforts could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

For example, the LivePerson services allow our clients to capture and save information about Internet users, possibly without their knowledge. Additionally, our service uses a tool, commonly referred to as a "cookie," to uniquely identify each of our clients' Internet users. To the extent that additional legislation regarding Internet user privacy is enacted, such as legislation governing the collection and use of information regarding Internet users through the use of cookies, the effectiveness of the LivePerson services could be impaired by restricting us from collecting information which may be valuable to our clients. The foregoing could have a material adverse effect our business, results of operations and financial condition.

In addition to privacy legislation, any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, as we operate outside the U.S., the international regulatory environment relating to the Internet could have a material adverse effect on our business, results of operations and financial condition.

Security concerns could hinder commerce on the Internet.

User concerns about the security of confidential information online has been a significant barrier to commerce on the Internet and online communications. Any well-publicized compromise of security could deter people from using the Internet or other online services or from using them to conduct transactions that involve the transmission of confidential information. If Internet commerce is inhibited as a result of such security concerns, our business would be harmed.

Other Risks

Our stockholders who each own greater than five percent of the outstanding common stock, and our executive officers and directors, will be able to influence matters requiring a stockholder vote.

Our stockholders who each own greater than five percent of the outstanding common stock and their affiliates, and our executive officers and directors, in the aggregate, beneficially own approximately 35.6% of our outstanding common stock. As a result, these stockholders, if acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control.

The future sale of shares of our common stock may negatively affect our stock price.

If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options and warrants in the public market, or if our stockholders are perceived by the market as intending to sell substantial amounts of our common stock, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. The number of shares of common stock subject to the registration statement we filed in January 2004, registering our issuance and sale from time to time of up to 4,000,000 shares of common stock, is much greater than the average weekly trading volume for our shares. No prediction can be made as to the effect, if any, that market sales of these or other shares of our common stock will have on the market price of our common stock.

Our stock price has been highly volatile and may experience extreme price and volume fluctuations in the future, which could reduce the value of your investment and subject us to litigation.

Fluctuations in market price and volume are particularly common among securities of Internet and other technology companies. The market price of our common stock has fluctuated significantly in the past and may continue to be highly volatile, with extreme price and volume fluctuations, in response to the following factors, some of which are beyond our control:

- variations in our quarterly operating results;
- changes in market valuations of publicly-traded companies in general and Internet and other technology companies in particular;

- our announcements of significant client contracts, acquisitions and our ability to integrate these acquisitions, strategic partnerships, joint ventures or capital commitments;
- our failure to complete significant sales;
- additions or departures of key personnel;
- future sales of our common stock;
- changes in financial estimates by securities analysts; and
- terrorist attacks against the United States or in Israel, the engagement in hostilities or an escalation of hostilities by or against the United States or Israel, or the declaration of war or national emergency by the United States or Israel.

In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may in the future be the target of similar litigation, which could result in substantial costs and distract management from other important aspects of operating our business.

Anti-takeover provisions in our charter documents and Delaware law may make it difficult for a third party to acquire us.

Provisions of our amended and restated certificate of incorporation, such as our staggered Board of Directors, the manner in which director vacancies may be filled and provisions regarding the calling of stockholder meetings, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. In addition, provisions of our amended and restated bylaws, such as advance notice requirements for stockholder proposals, and applicable provisions of Delaware law, such as the application of business combination limitations, could impose similar difficulties. Further, provisions of our amended and restated certificate of incorporation relating to directors, stockholder meetings, limitation of director liability, indemnification and amendment of the certificate of incorporation and bylaws may not be amended without the affirmative vote of not less than 66.67% of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose. Our amended and restated bylaws may not be amended without the affirmative vote of at least 66.67% of our Board of Directors or without the affirmative vote of not less than 66.67% of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We currently lease approximately 17,000 square feet at our headquarters location in New York City, under a lease expiring in October 2011.

Our wholly-owned subsidiary, HumanClick Ltd., maintains offices in Raanana, Israel of approximately 20,000 square feet, under leases expiring in October 2009.

Our wholly-owned subsidiary, Proficient Systems, Inc. maintains offices in Atlanta, Georgia of approximately 6,000 square feet, under a lease expiring in April 2010.

ITEM 3. LEGAL PROCEEDINGS

In May 2006, a former employee filed a complaint in the Supreme Court of New York State against us and two of our executive officers containing claims related to improper termination of employment. The claim seeks damages of approximately $50 million. We believe the claims are without merit, and intend to vigorously defend against such claims. However, we cannot assure you that our defenses will be successful and, if they are not, that our ultimate liability in connection with these claims will not have a material adverse effect on our results of operations, financial condition or cash flows. We have not accrued for this contingency as of December 31, 2006, because the amount of loss, if any, cannot be reasonably estimated at this time. We carry appropriate levels of insurance for employment related claims but we cannot guarantee that any damages arising from this claim will be covered by this policy.

We are not currently party to any other legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of stockholders through the solicitation of proxies or otherwise during the fourth quarter of the fiscal year ended December 31, 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The Nasdaq Capital Market tier (known as The Nasdaq SmallCap Market until September 27, 2005) of The Nasdaq Stock Market under the symbol LPSN. The Nasdaq Stock Market became operational as a stock exchange on August 1, 2006. The following table sets forth, for each full quarterly period within the two most recent fiscal years, the high and low sales prices (in dollars per share) of our common stock as reported or quoted on The Nasdaq Capital Market or The Nasdaq SmallCap Market:

	High	Low
Year ended December 31, 2005:		
First Quarter	$ 3.23	$ 2.29
Second Quarter	$ 3.30	$ 2.24
Third Quarter	$ 4.10	$ 2.83
Fourth Quarter	$ 5.71	$ 3.79
Year ended December 31, 2006:		
First Quarter	$ 7.42	$ 5.13
Second Quarter	$ 7.84	$ 4.05
Third Quarter	$ 6.00	$ 3.70
Fourth Quarter	$ 6.00	$ 4.27

HOLDERS

As of March 5, 2007, there were approximately 154 holders of record of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

ISSUER PURCHASES OF EQUITY SECURITIES

We did not repurchase any of our securities during any month within the quarter ended December 31, 2006.

STOCK PERFORMANCE GRAPH

The graph depicted below compares the annual percentage changes in the LivePerson's cumulative total stockholder return with the cumulative total return of the Standard & Poor's SmallCap 600 Index and the Standard & Poor's Information Technology Index.


COMPARISON OF CHANGE IN CUMULATIVE TOTAL RETURN
Among LivePerson, Inc., The S & P Smallcap 600 Index
And The S & P Information Technology Index
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
12/01
12/02
12/03
12/04
12/05
12/06
LivePerson, Inc.
S & P Smallcap 600
S & P Information Technology

Notes:

(1) The graph covers the period from December 31, 2001 to December 31, 2006.

(2) The graph assumes that $100 was invested at the market close on December 31, 2001 in LivePerson's Common Stock, in the Standard & Poor's SmallCap 600 Index and in the Standard & Poor's Information Technology Index, and that all dividends were reinvested. No cash dividends have been declared on LivePerson's Common Stock.

(3) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate by reference this Annual Report on Form 10-K or future filings made by the Company under those statutes, the Stock Performance Graph is not deemed filed with the Securities and Exchange Commission, is not deemed soliciting material and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes, except to the extent that the Company specifically incorporates such information by reference into a previous or future filing, or specifically requests that such information be treated as soliciting material, in each case under those statutes.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data with respect to our consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements which are included herein. The selected financial data with respect to our balance sheets as of December 31, 2004, 2003 and 2002 and the related statements of operations for the years ended December 31, 2003 and 2002 have been derived from our audited financial statements which are not included herein. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto and the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except share and per share data)				
Consolidated Statement of Operations Data:					
Revenue	$ 33,521	$ 22,277	$ 17,392	$ 12,023	$ 8,234
Operating expenses:					
Cost of revenue (1)	7,621	4,297	2,888	2,028	1,604
Product development (1)	5,062	2,699	2,000	1,641	1,283
Sales and marketing (1)	11,864	6,975	5,183	3,555	2,177
General and administrative (1)	6,542	4,458	4,456	3,610	3,176
Amortization of goodwill and intangibles	1,383	931	792	1,014	357
Restructuring and impairment charges	—	—	—	1,024	1,186
Total operating expenses	32,472	19,360	15,319	12,872	9,783
Income (loss) from operations	1,049	2,917	2,073	(849)	(1,549)
Other income (expense):					
Other expense	—	—	—	(8)	—
Interest income	715	300	77	41	126
Interest expense	—	—	—	—	(10)
Total other income, net	715	300	77	33	116
Income (loss) before cumulative effect of accounting change	1,764	3,217	2,150	(816)	(1,433)
Cumulative effect of accounting change (2)	—	—	—	—	(5,338)
Income (loss) before provision for income taxes	1,764	3,217	2,150	(816)	(6,771)
(Benefit from) provision for income taxes	(438)	675	58	—	—
Net income (loss) attributable to common stockholders	$ 2,202	$ 2,542	$ 2,092	$ (816)	$ (6,771)
Basic net income (loss) per common share:					
Income (loss) before cumulative effect of accounting change	$ 0.06	$ 0.07	$ 0.06	$ (0.02)	$ (0.04)
Cumulative effect of accounting change	—	—	—	—	(0.16)
Net income (loss)	$ 0.06	$ 0.07	$ 0.06	$ (0.02)	$ (0.20)
Diluted net income (loss) per common share:					
Income (loss) before cumulative effect of accounting change	$ 0.05	$ 0.06	$ 0.05	$ (0.02)	$ (0.04)
Cumulative effect of accounting change	—	—	—	—	(0.16)
Net income (loss)	$ 0.05	$ 0.06	$ 0.05	$ (0.02)	$ (0.20)
Weighted average shares outstanding used in basic net income (loss) per common share calculation	39,680,182	37,557,722	37,263,378	34,854,802	34,028,702
Weighted average shares outstanding used in diluted net income (loss) per common share calculation	43,345,232	39,885,328	39,680,304	34,854,802	34,028,702

(1) For the year ended December 31, 2006, includes stock-based compensation expense related to the adoption of SFAS No. 123(R).

(2) Cumulative effect of accounting change relates to the impairment of the carrying value of goodwill.

	December 31,				
	2006	2005	2004	2003	2002
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 21,729	$ 17,117	$ 12,425	$ 10,898	$ 8,004
Working capital	19,233	15,668	11,283	8,486	6,137
Total assets	43,315	21,426	17,150	13,537	10,837
Total stockholders' equity	34,549	17,213	13,554	9,336	7,888

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. We base these estimates on our historical experience, future expectations and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments that may not be readily apparent from other sources. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates and assumptions relate to estimates of collectibility of accounts receivable, the expected term of a client relationship, accruals and other factors. We evaluate these estimates on an ongoing basis. Actual results could differ from those estimates under different assumptions or conditions, and any differences could be material.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating the reported consolidated financial results include the following:

Revenue Recognition

LivePerson helps to maximize the business impact of the online channel as a provider of hosted software that enables customers to proactively assist their online visitors. Our proprietary tools and methodology have been proven to increase sales, customer satisfaction and loyalty while reducing customer service costs.

Our fully-integrated multi-channel communications platform, Timpani, facilitates real-time sales, marketing and customer service. Our technology supports and manages key online interactions — via chat, voice, email and self-service/knowledgebase — in a cost-effective and secure environment.

We charge a monthly fee, which varies by service and client usage. The majority of our larger clients also pay us a professional services fee related to implementation. We may also charge professional service fees related to additional training, business consulting and analysis in support of the LivePerson services. The proportion of our new clients that are large corporations is increasing. These companies typically have more significant implementation requirements and more stringent data security standards. As a result, our professional services revenue has begun to increase. Such clients also have more sophisticated data analysis and performance reporting requirements, and are more likely to engage our professional services organization to provide such analysis and reporting on a recurring basis. As a result, it is likely that a greater proportion of our future revenue will be generated from such ongoing professional services work.

We also sell certain of the LivePerson services directly via Internet download. These services are marketed as LivePerson Pro and LivePerson Contact Center for small and mid-sized businesses ("SMBs"), and are paid for almost exclusively by credit card. Credit card payments accelerate cash flow and reduce our collection risk, subject to the merchant bank's right to hold back cash pending settlement of the transactions. Sales of LivePerson Pro and LivePerson Contact Center may occur with or without the assistance of an online sales representative, rather than through face-to-face or telephone contact that is typically required for traditional direct sales.

We record revenue based upon the monthly fee charged for the LivePerson services, provided that no significant Company obligations remain and collection of the resulting receivable is probable. We recognize monthly service fees as services are provided. Our service agreements typically have twelve month terms and are terminable upon 30 to 90 days' notice without penalty. We recognize professional service fees upon completion and customer acceptance of key milestones within each professional services engagement. Professional services to date have not been significant.

In the past, certain of our larger clients, who required more sophisticated implementation and training, may have paid an initial non-refundable set-up fee. This fee was intended to recover certain costs (principally customer service, training and other administrative costs) prior to deployment of the LivePerson services. As of December 31, 2006, we had approximately $3,000 of unamortized deferred set-up fees which are expected to be recognized ratably through March 2007.

Stock-based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment," which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123(R) requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year. Our Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Income. Stock-based compensation recognized in our Consolidated Statement of Income for the year December 31, 2006 includes compensation expense for share-based awards granted prior to, but not fully vested as of January 1, 2006 based on the grant date fair value estimated in accordance with SFAS No. 123 as well as compensation expense for share-based awards granted subsequent to January 1, 2006 in accordance with SFAS No. 123(R). We currently use the Black-Scholes option pricing model to determine grant date fair value.

As of December 31, 2006, there was approximately $5.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of approximately 3.33 years.

Accounts Receivable

Our customers are primarily concentrated in the United States. We perform ongoing credit evaluations of our customers' financial condition (except for customers who purchase the LivePerson services by credit card via Internet download) and have established an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information that we believe to be reasonable, although they may change in the future. If there is a deterioration of a customer's credit worthiness or actual write-offs are higher than our historical experience, our estimates of recoverability for these receivables could be adversely affected. Our concentration of credit risk is limited due to the large number of customers. No single customer accounted for or exceeded 10% of our total revenue in 2006, 2005 and 2004. No single customer accounted for or exceeded 10% of accounts receivable at December 31, 2006 or 2005. Accounts receivable at December 31, 2006 increased by approximately 136%, net of the Proficient acquisition, compared to December 31, 2005, due primarily to an increase in the proportion of receivables due from larger corporate clients that typically have longer payment practices. This increase and the acquisition of Proficient resulted in an increase in our allowance for doubtful accounts of $38,000 in the year ended December 31, 2006.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment upon the occurrence of events or changes in circumstances that would reduce the fair value below its carrying amount. Goodwill is required to be tested for impairment at least annually. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.

To assist in the process of determining goodwill impairment, we will obtain appraisals from an independent valuation firm. In addition to the use of an independent valuation firm, we will perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying value or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Use of Estimates

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, intangibles, stock-based compensation, valuation allowances for deferred income tax assets, accounts receivable, the expected term of a client relationship, accruals and other factors. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In July 2006, FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109," was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN No. 48 is not expected to have a material impact on our financial position, cash flows and results of operations.

Overview

LivePerson helps to maximize the business impact of the online channel as a provider of hosted software that enables customers to proactively assist their online visitors. Our proprietary tools and methodology have been proven to increase sales, customer satisfaction and loyalty while reducing customer service costs.

Our fully-integrated multi-channel communications platform, Timpani, facilitates real-time sales, marketing and customer service. Our technology supports and manages key online interactions — via chat, voice, email and self-service/knowledgebase — in a cost-effective and secure environment.

We were incorporated in the State of Delaware in November 1995 and the LivePerson service was introduced initially in November 1998.

In July 2002, we acquired all of the existing customer contracts of NewChannel, Inc. and associated rights. The purchase price was based, in part, on projected revenue from each of the former NewChannel clients at the time of their successful conversion to the LivePerson software platform. The total acquisition costs were approximately $1.4 million. The total acquisition cost has been allocated to customer contracts and was amortized ratably over a period of 18 months, representing the then expected term of the client relationships. As of December 31, 2003, the total purchase had been completely amortized.

In December 2003, we acquired certain identifiable assets of Island Data Corporation. The purchase price was based on projected revenue from the acquired customer contracts at the time of their assignment to us. We paid approximately $370,000 in cash, and issued 370,894 shares of our common stock, in connection with the acquisition. The total acquisition costs were approximately $2.1 million. Of the total purchase price, we have allocated approximately $65,000 to non-compete agreements which was amortized over a period of 24 months, representing the terms of the agreements. The remainder of the purchase price has been allocated to customer contracts and was amortized over a period of 36 months, representing our current estimate of the term of the acquired client relationships. The net acquisition costs of $0 and $685,000 are included in "Assets - Intangibles, net" on our December 31, 2006 and December 31, 2005 balance sheets, respectively.

In January 2004, we filed a registration statement with the Securities and Exchange Commission to register the resale of up to 500,000 shares of our common stock by Island Data. Our registration of the resale of the shares was required by our agreement with Island Data. The shares registered for resale on the registration statement, but not actually issued to Island Data pursuant to the agreement, were deregistered. We did not receive any proceeds from the sale of the shares of common stock covered by the Island Data registration statement.

In January 2004, we filed a shelf registration statement with the Securities and Exchange Commission relating to 4,000,000 shares of our common stock that we may issue from time to time. We have no immediate plans to offer or sell any shares under this shelf registration. We presently intend to use the net proceeds from any sale of the registered shares for general corporate purposes and working capital. We would announce the terms of any issuance in a filing with the Securities and Exchange Commission at the time we offer or sell the shares.

In July 2004, we acquired certain identifiable assets of FaceTime Communications, Inc. The transaction transferred certain existing customer contracts of FaceTime to us. The purchase price was based in part on future revenue generated by us from the former FaceTime client base. The total acquisition costs were approximately $394,000. The total acquisition cost was amortized ratably over a period of 24 months, representing our estimate of the term of the acquired client relationships. The net acquisition costs of $0 and $105,000 are included in "Assets - Intangibles, net" on our December 31, 2006 and December 31, 2005 balance sheets, respectively.

On June 30, 2006, we acquired the customer list of Base Europe, a former reseller of our services. The purchase price was $233,000. The agreement gives us the exclusive right to exploit a specific list of deal referrals from Base Europe. The entire purchase price will be amortized ratably over a period of 24 months. The net acquisition costs of $175,000 and $0 are included in "Assets - Intangibles, net" on our December 31, 2006 and December 31, 2005 balance sheets, respectively.

On July 18, 2006, we acquired Proficient Systems, Inc., a provider of hosted proactive chat solutions that help companies generate revenue on their websites. Under the terms of the agreement, we acquired all of the outstanding capital stock of Proficient in exchange for 2 million shares of LivePerson common stock paid at closing, and up to an additional 2.05 million shares based on the achievement of certain revenue targets as of March 31, 2007.

In August 2006, we filed a registration statement with the Securities and Exchange Commission that included the registration of the resale of up to 4,050,000 shares of our common stock by the former shareholders of Proficient Systems, Inc. Our registration of the resale of the shares by the Proficient Systems shareholders was required by our agreement with Proficient Systems. The shares registered for resale on the registration statement, but not actually issued to Proficient Systems shareholders pursuant to the agreement, are expected to be deregistered. We will not receive any proceeds from the sale of the shares of common stock covered by the August 2006 registration statement.

Revenue

Our clients pay us a monthly fee, which varies by service and client usage. The majority of our larger clients also pay a professional services fee related to implementation. The proportion of our new clients that are large corporations is increasing. These companies typically have more significant implementation requirements and more stringent data security standards. As a result, our professional services revenue has begun to increase. Such clients also have more sophisticated data analysis and performance reporting requirements, and are more likely to engage our professional services organization to provide such analysis and reporting on a recurring basis. As a result, it is likely that a greater proportion of our future revenue will be generated from such ongoing professional services work.

Revenue attributable to our monthly service fee accounted for 95%, 95% and 96% of total LivePerson services revenue for the years ended December 31, 2006, 2005 and 2004, respectively. Our service agreements typically have twelve month terms and are terminable upon 30 to 90 days' notice without penalty. We recognize monthly service fees and professional service fees as services are provided. Professional service fees consist of additional training and business consulting and analysis provided to customers, both at the initial launch and over the term of the contract. Given the time required to schedule training for our clients' operators and our clients' resource constraints, we have historically experienced a lag between signing a client contract and recognizing revenue from that client. This lag has recently ranged from 30 to 90 days.

We also sell certain of the LivePerson services directly via Internet download. These services are marketed as LivePerson Pro and LivePerson Contact Center for SMBs, and are paid for almost exclusively by credit card. Credit card payments accelerate cash flow and reduce our collection risk, subject to the merchant bank's right to hold back cash pending settlement of the transactions. Sales of LivePerson Pro and LivePerson Contact Center may occur with or without the assistance of an online sales representative, rather than through face-to-face or telephone contact which is typically required for traditional direct sales. We recognize monthly service fees from the sale of LivePerson Pro and LivePerson Contact Center during the month in which services are provided. There is no lag for sales generated via Internet download, because our services are immediately available and fully functional upon download.

We also have entered into contractual arrangements that complement our direct sales force and online sales efforts. These are primarily with Web hosting and call center service companies, pursuant to which LivePerson is paid a commission based on revenue generated by these service companies from our referrals. To date, revenue from such commissions has not been material.

Operating Expenses

Our cost of revenue has principally been associated with the LivePerson services and has consisted of:

- compensation costs relating to employees who provide customer support and implementation services to our clients;
- compensation costs relating to our network support staff;
- allocated occupancy costs and related overhead; and

- the cost of supporting our infrastructure, including expenses related to server leases, infrastructure support costs and Internet connectivity, as well as depreciation of certain hardware and software.

Our product development expenses consist primarily of compensation and related expenses for product development personnel, allocated occupancy costs and related overhead, outsourced labor and expenses for testing new versions of our software. Product development expenses are charged to operations as incurred.

Our sales and marketing expenses consist of compensation and related expenses for sales personnel and marketing personnel, allocated occupancy costs and related overhead, advertising, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses.

Our general and administrative expenses consist primarily of compensation and related expenses for executive, accounting and human resources personnel, allocated occupancy costs and related overhead, professional fees, provision for doubtful accounts and other general corporate expenses.

During 2006, we increased our allowance for doubtful accounts by $38,000 to approximately $105,000, principally due to an increase in accounts receivable as a result of increased sales. During 2005, we increased our allowance for doubtful accounts by $30,000 to approximately $84,000, principally due to an increase in accounts receivable as a result of increased sales, and we wrote off approximately $17,000 of previously reserved accounts, leaving a net allowance of $67,000 at December 31, 2005. We base our allowance for doubtful accounts on specifically identified credit risks of customers, historical trends and other information that we believe to be reasonable. We adjust our allowance for doubtful accounts when accounts previously reserved have been collected.

Non-cash Compensation Expense

The net non-cash compensation amounts for the years ended December 31, 2006, 2005 and 2004 consist of:

	2006	2005	2004
		(in thousands)	
Stock-based compensation expense related to SFAS No. 123(R)	$ 2,180	$ —	$ —
May 2004 warrant granted for investor relations services (discussed below)	—	—	246
Total	$ 2,180	$ —	$ 246

In December 2002, we issued a warrant to purchase up to 150,000 shares of common stock at $0.69 per share to Genesis Select Corp. in exchange for investor relations services. The warrant vested such that 12,500 shares became exercisable on each monthly anniversary of the warrant issuance date for the first 12 months of the warrant's five-year term. Some or all of the exercise price may be paid by canceling a portion of the warrant. As of December 31, 2006, the warrant was fully vested and remained outstanding to purchase up to 124,500 shares of common stock.

In May 2004, we issued a warrant to purchase up to 75,000 shares of common stock at $3.25 per share to Genesis Select Corp. in exchange for investor relations services. The warrant vested such that the shares underlying the warrant could not be sold until after December 31, 2004. Some or all of the exercise price may be paid by canceling a portion of the warrant. As of December 31, 2006, the warrant was fully vested and remained outstanding to purchase 63,750 shares of common stock. We recorded non-cash compensation expense of $246,000 related to this warrant during 2004.

Results of Operations

Due to our acquisition of Proficient in July 2006, certain identifiable assets of FaceTime in July 2004, our acquisition of certain identifiable assets of Island Data in December 2003, and our limited operating history, we believe that comparisons of our 2006, 2005 and 2004 operating results with each other, or with those of prior periods, are not meaningful and that our historical operating results should not be relied upon as indicative of future performance.

Comparison of Fiscal Years Ended December 31, 2006 and 2005

Revenue. Total revenue increased by 50% to $33.5 million for the year ended December 31, 2006, from $22.3 million for the year ended December 31, 2005. This increase is primarily attributable to revenue from new clients, including Proficient clients, of approximately $8.1 million, and, to a lesser extent, to increased revenue from existing clients in the amount of approximately $3.0 million and an increase in professional services revenue of approximately $618,000.

Cost of Revenue. Cost of revenue consists of compensation costs relating to employees who provide customer service to our clients, compensation costs relating to our network support staff, the cost of supporting our infrastructure, including expenses related to server leases and Internet connectivity, as well as depreciation of certain hardware and software, and allocated occupancy costs and related overhead. Cost of revenue increased by 77% to $7.6 million in 2006, from $4.3 million in 2005. This increase is primarily attributable to costs related to additional account management and network operations personnel to support increased client activity from existing clients, the addition of new clients and the Proficient acquisition in the amount of approximately $1.7 million and to increased spending for primary and backup server facilities of approximately $663,000. The increase is also attributable to stock-based compensation associated with the adoption of SFAS No. 123(R) in the amount of $228,000. As a result, our gross margin in the year ended December 31, 2006 decreased to 77% as compared to 81% in the year ended December 31, 2005. Though our cost of revenue increased materially in the year ended December 31, 2006, a significant portion of this impact was driven by the Proficient acquisition. This impact on gross margin is expected to decrease as we continue to integrate Proficient. The proportion of our new clients that are large corporations is increasing. These companies typically have more significant implementation requirements and more stringent data security standards. As a result, we have invested additional resources to support this change in the customer base and in anticipation of a continuation of this trend, which has increased our cost of revenue and decreased our gross margin.

Product Development. Our product development expenses consist primarily of compensation and related expenses for product development personnel as well as allocated occupancy costs and related overhead. Product development costs increased by 88% to $5.1 million in 2006, from $2.7 million in 2005. This increase is primarily attributable to costs related to additional product development personnel to support the continuing development of our product line as we broaden the range of services we offer to include a fully integrated, multi-channel software platform and to the Proficient acquisition in the amount of approximately $1.6 million. The increase is also attributable to stock-based compensation associated with the adoption of SFAS No. 123(R) in the amount of $537,000. Though our product development costs increased materially in the year ended December 31, 2006, a significant portion of this impact was driven by the Proficient acquisition. This impact is expected to decrease as we continue to integrate Proficient.

Sales and Marketing. Our sales and marketing expenses consist of compensation and related expenses for sales and marketing personnel, as well as advertising, public relations and trade show exhibit expenses. Sales and marketing expenses increased by 70% to $11.9 million in 2006, from $7.0 million in 2005. This increase is primarily attributable to an increase in costs related to additional sales and marketing personnel of approximately $3.4 million related to our continued efforts to enhance our brand recognition and increase sales lead activity as well as the Proficient acquisition, and to a lesser extent, to increases in travel and related expenses for our sales personnel in the amount of approximately $484,000. The increase is also attributable to stock-based compensation associated with the adoption of SFAS No. 123(R) in the amount of $680,000. Though our sales and marketing costs increased materially in the year ended December 31, 2006, a significant portion of this impact was driven by the Proficient acquisition. This impact is expected to decrease as we continue to integrate Proficient.

General and Administrative. Our general and administrative expenses consist primarily of compensation and related expenses for executive, accounting, human resources and administrative personnel. General and administrative expenses increased by 47% to $6.5 million in 2006, from $4.5 million in 2005. This increase is primarily attributable to increases in compensation expense in the amount of $556,000 and to stock-based compensation associated with the adoption of SFAS No. 123(R) in the amount of $735,000. The increase is also related to increases in legal, recruiting, insurance and occupancy and related expenses in the amount of $810,000, which was partially offset by a decrease in accounting expenses related to the audit of our internal control over financial reporting as required by the Sarbanes-Oxley Act in the amount of approximately $298,000. Though our general and administrative costs increased materially in the year ended December 31, 2006, a significant portion of this impact was driven by the Proficient acquisition. This impact is expected to decrease as we continue to integrate Proficient.

Amortization of Intangibles. Amortization expense was $1.4 million and $931,000 in the years ended December 31, 2006 and 2005, respectively. Amortization expense in 2006 relates to acquisition costs recorded as a result of our acquisition of certain identifiable assets of Island Data, FaceTime and Proficient in December 2003, July 2004 and July 2006, respectively. Amortization expense in 2005 relates to acquisition costs recorded as a result of our acquisition of certain identifiable assets of Island Data and FaceTime in December 2003 and July 2004, respectively.

Other Income. Interest income was $715,000 and $300,000 in 2006 and 2005, respectively, and consists of interest earned on cash and cash equivalents generated by the receipt of proceeds from our initial public offering in 2000 and preferred stock issuances in 2000 and 1999 and to a lesser extent, cash provided by operating activities. This increase is primarily attributable to increases in short-term interest rates and larger balances in interest bearing accounts as a result of generating positive cash flows from operations.

Benefit from (Provision for) Income Taxes. Benefit from income taxes was $438,000 in 2006 and income tax expense was $675,000 in 2005. In 2006, we released a portion of our valuation allowance against deferred tax assets resulting in a benefit of approximately $538,000 which was partially offset by foreign income tax expense of $100,000. At December 31, 2005, we had recorded a full valuation allowance against deferred tax assets. Our income tax expense in 2005 was primarily attributable to the fact that our federal net operating loss carryforward available for 2005 was related to the exercise of employee stock options. Accordingly, the resulting tax benefit was recorded as an increase in Additional paid-in capital and not as a reduction in income tax expense.

Net Income. We had net income of $2.2 million in 2006 compared to net income of $2.5 million in 2005. Though net income was lower in year ended December 31, 2006 compared to 2005, revenue was up $11.2 million and operating expenses were up $13.1 million, including stock-based compensation expense of $2.2 million related to the adoption of SFAS No. 123(R) in the year ended December 31, 2006 compared to 2005. This decrease in income from operations was partially offset by an increase in interest income and a decrease in income tax expense.

Comparison of Fiscal Years Ended December 31, 2005 and 2004

Revenue. Total revenue increased by 28% to $22.3 million for the year ended December 31, 2005, from $17.4 million for the year ended December 31, 2004. This increase is primarily attributable to revenue from new clients of approximately $3.9 million as well as increased revenue from existing clients of approximately $0.5 million and an increase in professional services revenue of approximately $0.4 million.

Cost of Revenue. Cost of revenue consists of compensation costs relating to employees who provide customer service to our clients, compensation costs relating to our network support staff, the cost of supporting our infrastructure, including expenses related to server leases and Internet connectivity, as well as depreciation of certain hardware and software, and allocated occupancy costs and related overhead. Cost of revenue increased by 49% to $4.3 million in 2005, from $2.9 million in 2004. This increase is attributable to costs related to additional account management personnel to support increased client activity from existing clients and the addition of new clients in the amount of approximately $662,000 and to increased spending for primary and backup server facilities of approximately $498,000. As a result, our gross margin in 2005 decreased as compared to 2004. The proportion of our new clients that are large corporations is increasing. These companies typically have more significant implementation requirements and more stringent data security standards. As a result, we have invested additional resources to support this change in the customer base and in anticipation of a continuation of this trend, which has increased our cost of revenue and decreased our gross margin.

Product Development. Our product development expenses consist primarily of compensation and related expenses for product development personnel as well as allocated occupancy costs and related overhead. Product development costs increased by 35% to $2.7 million in 2005, from $2.0 million in 2004. This increase is primarily attributable to an increase in the number of LivePerson product development personnel, at a cost of approximately $489,000, to support both the launch of a significant new release of the LivePerson services under the Timpani brand name and to the continuing development of our product line as we broaden the range of services we offer to include a fully integrated, multi-channel software platform.

Sales and Marketing. Our sales and marketing expenses consist of compensation and related expenses for sales and marketing personnel, as well as advertising, public relations and trade show exhibit expenses. Sales and marketing expenses increased by 35% to $7.0 million in 2005, from $5.2 million in 2004. This increase is primarily attributable to an increase in costs related to additional sales and marketing personnel of approximately $1.0 million, and to a lesser extent, an increase in advertising and trade show expenses of approximately $321,000 related to our efforts to enhance our brand recognition and increase sales lead activity. A significant portion of this increase is driven by our recent move to increase our internal marketing resources and external market presence, through an increased focus on public relations and press activity, trade show participation and promotional and advertising efforts designed to increase the inbound sales lead flow to our direct sales force.

General and Administrative. Our general and administrative expenses consist primarily of compensation and related expenses for executive, accounting, human resources and administrative personnel. General and administrative expenses, at $4.5 million, remained flat in 2005 compared to 2004. In 2005, personnel and related costs increased approximately $281,000 and accounting fees increased approximately $227,000 due primarily to an increase in accounting expenses related to the audit of our internal control over financial reporting as required by the Sarbanes-Oxley Act. Legal fees decreased in 2005 by approximately $480,000 due primarily to the settlement of a previously disclosed legal matter in 2004.

Amortization of Intangibles. Amortization expense was $931,000 and $792,000 in the years ended December 31, 2005 and 2004, respectively, and relates to acquisition costs recorded as a result of our acquisition of certain identifiable assets of Island Data and FaceTime in December 2003 and July 2004, respectively.

Other Income. Interest income was $300,000 and $77,000 in 2005 and 2004, respectively, and consists of interest earned on cash and cash equivalents generated by the receipt of proceeds from our initial public offering in 2000 and preferred stock issuances in 2000 and 1999 and to a lesser extent, cash provided by operating activities. This increase is primarily attributable to increases in short-term interest rates.

Provision for Income Taxes. Income tax expense was $675,000 and $58,000 in 2005 and 2004, respectively. This increase is primarily attributable to the fact that our federal net operating loss carryforward available for 2005 is related to the exercise of employee stock options. Accordingly, the resulting tax benefit was recorded as an increase in Additional paid-in capital and not as a reduction in income tax expense.

Net Income. We had net income of $2.5 million in 2005 compared to net income of $2.1 million in 2004.

Liquidity And Capital Resources

As of December 31, 2006, we had $21.7 million in cash and cash equivalents, an increase of $4.6 million from December 31, 2005. This increase is primarily attributable to net cash provided by operating activities and, to a lesser extent, to proceeds from the issuance of common stock in connection with the exercise of stock options by employees, offset in part by net cash used in investing activities. We regularly invest excess funds in short-term money market funds.

Net cash provided by operating activities was $4.6 million in the year ended December 31, 2006 and consisted of net income and non-cash expenses related to the adoption of SFAS No. 123(R) and to the amortization of intangibles and an increase in deferred revenue, partially offset by increases in accounts receivable and prepaid expenses. Net cash provided by operating activities was $4.6 million in the year ended December 31, 2005 and consisted of net income and non-cash expenses related to the amortization of intangibles, depreciation and income taxes partially offset by increases in accounts receivable and prepaid expenses.

Net cash used in investing activities was $1.0 million in the year ended December 31, 2006 and was due to the purchase of fixed assets and our acquisitions of the Base Europe customer list and Proficient. Net cash used in investing activities was $362,000 in the year ended December 31, 2005 and was due to the purchase of fixed assets.

Net cash provided by financing activities was $989,000 in the year ended December 31, 2006 and was attributable to proceeds from the issuance of common stock in connection with the exercise of stock options by employees. Net cash provided by financing activities was $451,000 in the year ended December 31, 2005 and was attributable to proceeds from the issuance of common stock in connection with the exercise of stock options by employees.

We have incurred significant costs to develop our technology and services, to hire employees in our customer service, sales, marketing and administration departments, and for the amortization of intangible assets, as well as non-cash compensation costs. Historically, we incurred significant quarterly net losses from inception through June 30, 2003, significant negative cash flows from operations in our quarterly periods from inception through December 31, 2002 and negative cash flows from operations of $124,000 in the three month period ended March 31, 2004. As of December 31, 2006, we had an accumulated deficit of approximately $99.2 million. These losses have been funded primarily through the issuance of common stock in our initial public offering and, prior to the initial public offering, the issuance of convertible preferred stock.

We anticipate that our current cash and cash equivalents will be sufficient to satisfy our working capital and capital requirements for at least the next 12 months. However, we cannot assure you that we will not require additional funds prior to such time, and we would then seek to sell additional equity or debt securities through public financings, or seek alternative sources of financing. We cannot assure you that additional funding will be available on favorable terms, when needed, if at all. If we are unable to obtain any necessary additional financing, we may be required to further reduce the scope of our planned sales and marketing and product development efforts, which could materially adversely affect our business, financial condition and operating results. In addition, we may require additional funds in order to fund more rapid expansion, to develop new or enhanced services or products or to invest in complementary businesses, technologies, services or products.

Contractual Obligations and Commitments

We do not have any special purposes entities, and other than operating leases, which are described below, we do not engage in off-balance sheet financing arrangements.

We lease facilities and certain equipment under agreements accounted for as operating leases. These leases generally require us to pay all executory costs such as maintenance and insurance. Rental expense for operating leases for the years ended December 31, 2006 and 2005 was approximately $1.1 million and $658,000, respectively.

As of December 31, 2006, our principal commitments were approximately $4.8 million under various operating leases, of which approximately $1.4 million is due in 2007. We do not currently expect that our principal commitments for the year ending December 31, 2007 will exceed $2.0 million in the aggregate. Our capital expenditures are not currently expected to exceed $1.0 million in 2007. Our contractual obligations at December 31, 2006 are summarized as follows:

	Payments due by period (in thousands)				
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating leases	$ 4,818	$ 1,441	$ 3,044	$ 333	$ —
Total	$ 4,818	$ 1,441	$ 3,044	$ 333	$ —

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Rate Fluctuations

Through December 31, 2006, our results of operations, financial condition and cash flows have not been materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. The functional currency of our wholly-owned Israeli subsidiary, HumanClick Ltd., is the U.S. dollar and the functional currency of our operations in the United Kingdom is the U.K. pound (sterling). We do not use derivative financial instruments to limit our foreign currency risk exposure.

Collection Risk

Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. During 2006, we increased our allowance for doubtful accounts by $38,000 to approximately $105,000, principally due to an increase in accounts receivable as a result of increased sales. We did note write off any accounts during 2006. During 2005, we increased our allowance for doubtful accounts by $30,000 to approximately $84,000, principally due to an increase in accounts receivable as a result of increased sales, and we wrote off approximately $17,000 of previously reserved accounts, leaving a net allowance of $67,000 at December 31, 2005.

Interest Rate Risk

Our investments consist of cash and cash equivalents. Therefore, changes in the market's interest rates do not affect in any material respect the value of the investments as recorded by us.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
LivePerson, Inc.
New York, NY

We have audited the accompanying consolidated balance sheets of LivePerson, Inc. and subsidiaries ("LivePerson, Inc.") as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LivePerson, Inc. at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(l) to the consolidated financial statements, effective January 1, 2006, LivePerson, Inc. adopted the provisions of SFAS No. 123(R), "Share-Based Payment", as revised.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LivePerson, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 16, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

New York, New York
March 16, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
LivePerson, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of LivePerson, Inc. and subsidiaries for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, LivePerson, Inc. and subsidiaries' results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York
March 16, 2005

LIVEPERSON, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,729	$ 17,117
Accounts receivable, less allowance for doubtful accounts of $105 and $67, in 2006 and 2005, respectively	4,269	1,727
Prepaid expenses and other current assets	1,317	591
Total current assets	27,315	19,435
Property and equipment, net	1,124	575
Intangibles, net	2,640	790
Goodwill	9,673	—
Deferred tax assets, net	1,580	—
Security deposits	299	180
Other assets	684	446
Total assets	$ 43,315	$ 21,426
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 813	$ 346
Accrued expenses	3,754	1,803
Deferred revenue	3,256	1,618
Deferred tax liabilities, net	259	—
Total current liabilities	8,082	3,767
Other liabilities	684	446
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value per share; 5,000,000 shares authorized, 0 issued and outstanding at December 31, 2006 and 2005	—	—
Common stock, $.001 par value per share; 100,000,000 shares authorized, 41,078,156 shares issued and outstanding at December 31, 2006; 37,979,271 shares issued and outstanding at December 31, 2005	41	38
Additional paid-in capital	133,693	118,556
Accumulated deficit	(99,179)	(101,381)
Accumulated other comprehensive loss	(6)	—
Total stockholders' equity	34,549	17,213
Total liabilities and stockholders' equity	$ 43,315	$ 21,426

See accompanying notes to consolidated financial statements.

LIVEPERSON, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenue	$ 33,521	$ 22,277	$ 17,392
Operating expenses:			
Cost of revenue	7,621	4,297	2,888
Product development	5,062	2,699	2,000
Sales and marketing	11,864	6,975	5,183
General and administrative	6,542	4,458	4,456
Amortization of intangibles	1,383	931	792
Total operating expenses	32,472	19,360	15,319
Income from operations	1,049	2,917	2,073
Interest income	715	300	77
Income before provision for income taxes	1,764	3,217	2,150
Benefit from (provision for) income taxes	438	(675)	(58)
Net income	2,202	2,542	2,092
Basic net income per common share	$ 0.06	$ 0.07	$ 0.06
Diluted net income per common share	$ 0.05	$ 0.06	$ 0.05
Weighted average shares outstanding used in basic net income per common share calculation	39,680,182	37,557,722	37,263,378
Weighted average shares outstanding used in diluted net income per common share calculation	43,345,232	39,885,328	39,680,304

Net income for the year ended December 31, 2006 includes stock-based compensation expense related to the adoption of SFAS No. 123(R) in the amount of $2,180. There was no stock-based compensation in the years ended December 31, 2005 and 2004 because the Company was not required to adopt SFAS No. 123(R) until January 1, 2006. Pro forma net income including stock-based compensation expense as disclosed in the notes to the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 was $487 and $784, respectively, and $0.01 and $0.02 per diluted common share, respectively. See note 1(l).

See accompanying notes to consolidated financial statements.

LIVEPERSON, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-in	Deferred	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Compensation	Deficit	loss	Total
Balance at December 31, 2003	36,816,415	$ 36	$ 115,315	$ —	$ (106,015)	$ —	$ 9,336
Issuance of common stock upon exercise of stock options and warrants	193,423	—	122	—	—	—	122
Issuance of common stock related to asset acquisition	370,894	1	1,749	—	—	—	1,750
Deferred stock based compensation	—	—	246	(246)	—	—	—
Amortization of deferred compensation	—	—	—	246	—	—	246
Tax benefit from exercise of employee stock options	—	—	8	—	—	—	8
Net income	—	—	—	—	2,092	—	2,092
Balance at December 31, 2004	37,380,732	37	117,440	—	(103,923)	—	13,554
Issuance of common stock upon exercise of stock options and warrants	598,539	1	450	—	—	—	451
Tax benefit from exercise of employee stock options	—	—	666	—	—	—	666
Net income	—	—	—	—	2,542	—	2,542
Balance at December 31, 2005	37,979,271	38	118,556	—	(101,381)	—	17,213
Issuance of common stock in connection with Proficient acquisition	1,960,711	2	9,927	—	—	—	9,929
Issuance of common stock upon exercise of stock options and warrants	1,138,174	1	988	—	—	—	989
Stock-based compensation	—	—	2,180	—	—	—	2,180
Tax benefit from exercise of employee stock options	—	—	2,042	—	—	—	2,042
Net income	—	—	—	—	2,202	—	2,202
Other comprehensive loss	—	—	—	—	—	(6)	(6)
Comprehensive income							2,196
Balance at December 31, 2006	41,078,156	$ 41	$ 133,693	$ —	$ (99,179)	$ (6)	$ 34,549

See accompanying notes to consolidated financial statements.

LIVEPERSON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 2,202	$ 2,542	$ 2,092
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash compensation expense, net	2,180	—	246
Depreciation	555	171	217
Loss on disposal of fixed assets	111	—	—
Amortization of intangibles	1,383	931	792
Provision for doubtful accounts, net	38	30	30
Deferred income taxes	(2,581)	666	8
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(2,329)	(116)	(432)
Prepaid expenses and other current assets	(629)	(116)	(157)
Security deposits	(54)	(14)	(37)
Other assets and liabilities	—	—	19
Accounts payable	293	84	146
Accrued expenses	665	137	(911)
Deferred revenue	771	288	54
Net cash provided by operating activities	2,605	4,603	2,067
Cash flows from investing activities:			
Purchases of property and equipment, including capitalized software	(652)	(362)	(260)
Acquisition of Base Europe customer list	(233)	—	(8)
Acquisition of Proficient, net of cash acquired	(133)	—	—
Acquisition of FaceTime customer contracts	—	—	(394)
Net cash used in investing activities	(1,018)	(362)	(662)
Cash flows from financing activities:			
Excess tax benefit from the exercise of employee stock options	2,042	—	—
Proceeds from issuance of common stock in connection with the exercise of options and warrants	989	451	122
Net cash provided by financing activities	3,031	451	122
Effect of foreign exchange rate changes on cash and cash equivalents	(6)	—	—
Net increase in cash and cash equivalents	4,612	4,692	1,527
Cash and cash equivalents at the beginning of the year	17,117	12,425	10,898
Cash and cash equivalents at the end of the year	$ 21,729	$ 17,117	$ 12,425
Supplemental disclosures:			
Cash paid during the year for income taxes:	—	18	88

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands, except share data)

Supplemental disclosure of non-cash investing and financing activities:

During the year ended December 31, 2006, 1,960,711 shares of common stock, valued at $9,929, were issued in connection with the acquisition of Proficient Systems, Inc. on July 18, 2006.

During the year ended December 31, 2005, 3,632 shares of common stock were issued in connection with the cashless exercise of warrants.

During the year ended December 31, 2004, 22,198 shares of common stock were issued in connection with the cashless exercise of warrants.

During the year ended December 31, 2004, the Company issued 370,894 shares of common stock in connection with the acquisition of certain identifiable assets of Island Data Corporation.

See accompanying notes to consolidated financial statements.

(1) Summary of Operations and Significant Accounting Policies

(a) Summary of Operations

LivePerson, Inc. (the "Company" or "LivePerson") was incorporated in the State of Delaware in 1995. The Company commenced operations in 1996. LivePerson helps to maximize the business impact of the online channel as a provider of hosted software that enables customers to proactively assist their online visitors. The Company's proprietary tools and methodology have been proven to increase sales, customer satisfaction and loyalty while reducing customer service costs.

The Company's fully-integrated multi-channel communications platform, Timpani, facilitates real-time sales, marketing and customer service. The Company's technology supports and manages key online interactions — via chat, voice, email and self-service/knowledgebase — in a cost-effective and secure environment.

The Company's primary revenue source is from the sale of the LivePerson services under the brand names Timpani and LivePerson, which is conducted within one operating segment. Headquartered in New York City, the Company's product development staff, help desk and online sales support are located in Israel. The Company also maintains satellite sales offices in Atlanta and the United Kingdom.

(b) Principles of Consolidation

The consolidated financial statements reflect the operations of LivePerson and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires the Company's management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, intangibles, stock-based compensation, valuation allowances for deferred income tax assets, accounts receivable, the expected term of a client relationship, accruals and other factors. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

(e) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally three to five years for equipment and software. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

(In thousands, except share and per share data)

Total depreciation for the years ended December 31, 2006, 2005 and 2004 was $555, $171, and $217, respectively, and was recorded in Cost of revenue and General and administrative expense for each year.

(f) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying value or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(g) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

(h) Revenue Recognition

The Company charges a monthly fee, which varies by service and client usage. The majority of the Company's larger clients also pay a professional services fee related to implementation. The Company may also charge professional service fees related to additional training, business consulting and analysis in support of the LivePerson services.

The Company also sells certain of the LivePerson services directly via Internet download. These services are marketed as LivePerson Pro and LivePerson Contact Center for small and mid-sized businesses ("SMBs"), and are paid for almost exclusively by credit card. Credit card payments accelerate cash flow and reduce the Company's collection risk, subject to the merchant bank's right to hold back cash pending settlement of the transactions. Sales of LivePerson Pro and LivePerson Contact Center may occur with or without the assistance of an online sales representative, rather than through face-to-face or telephone contact that is typically required for traditional direct sales.

The Company records revenue based upon the monthly fee charged for the LivePerson services, provided that no significant Company obligations remain and collection of the resulting receivable is probable. The Company recognizes monthly service fees as services are provided. The Company's service agreements typically have twelve month terms and are terminable upon 30 to 90 days' notice

(In thousands, except share and per share data)

without penalty. The Company recognizes professional service fees upon completion and customer acceptance of key milestones within each the professional services engagement. Professional services to date have not been significant.

In the past, certain of the Company's larger clients, who required more sophisticated implementation and training, may have paid an initial non-refundable set-up fee. This fee was intended to recover certain costs (principally customer service, training and other administrative costs) prior to deployment of the LivePerson services. As of December 31, 2006, we had approximately $3 of unamortized deferred set-up fees which are expected to be recognized ratably through March 2007.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(j) Advertising Costs

The Company expenses the cost of advertising and promoting its services as incurred. Such costs totaled approximately $1,093, $1,223, and $902 for the years ended December 31, 2006, 2005 and 2004, respectively.

(k) Financial Instruments and Concentration of Credit Risk

The Company's business is characterized by rapid technological change, new product development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, unproven business model and the limited history of commerce on the Internet. The Company's success may depend, in part, upon the emergence of the Internet as a commerce medium, prospective product development efforts and the acceptance of the Company's solutions by the marketplace.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable which approximate fair value at December 31, 2006 because of the short-term nature of these instruments. The Company invests its cash and cash equivalents with financial institutions that it believes are of high quality, and performs periodic evaluations of these instruments and the relative credit standings of the institutions with which it invests. At certain times, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits. The Company believes it mitigates its risk by depositing its cash balances with high credit, quality financial institutions.

The Company's customers are primarily concentrated in the United States. The Company performs ongoing credit evaluations of its customers' financial condition (except for customers who purchase the LivePerson services by credit card via Internet download) and has established an allowance

(In thousands, except share and per share data)

for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. Concentration of credit risk is limited due to the Company's large number of customers. No single customer accounted for or exceeded 10% of revenue in 2006, 2005 or 2004. No single customer accounted for or exceeded 10% of accounts receivable at December 31, 2006 or 2005.

(l) Stock-based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment," which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123(R) requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year. The Company's Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statements of Income. Stock-based compensation recognized in the Company's Consolidated Statement of Income for the year ended December 31, 2006 includes compensation expense for share-based awards granted prior to, but not fully vested as of January 1, 2006 based on the grant date fair value estimated in accordance with SFAS No. 123 as well as compensation expense for share-based awards granted subsequent to January 1, 2006 in accordance with SFAS No. 123(R). The Company currently uses the Black-Scholes option pricing model to determine grant date fair value.

The following table summarizes stock-based compensation expense related to employee stock options under SFAS No. 123(R) included in Company's Statement of Income for the year ended December 31, 2006:

	December 31, 2006
Cost of revenue	$ 228
Product development expense	537
Sales and marketing expense	680
General and administrative expense	735
Total stock based compensation included in operating expenses	$ 2,180

(In thousands, except share and per share data)

The per share weighted average fair value of stock options granted during the year ended December 31, 2006 was $3.21. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31, 2006
Dividend yield	0.0%
Risk-free interest rate	4.8%
Expected life (in years)	4
Historical volatility	77.0%

Prior to the adoption of SFAS No. 123(R) on January 1, 2006, the Company applied the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25" (issued in March 2000), to account for its fixed plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (an amendment to SFAS No. 123), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As permitted by the accounting standards, the Company had elected to continue to apply the intrinsic value-based method of accounting described above, and had adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148. The Company amortized deferred compensation on a graded vesting methodology in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Award Plans."

The Company applied APB Opinion No. 25 and related interpretations in accounting for its stock option grants to employees. Accordingly, except as mentioned below for 2005 and 2004, no compensation expense had been recognized relating to these stock option grants in the consolidated financial statements. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net income attributable to common stockholders for the years ended December 31, 2005 and 2004 would have decreased to the pro forma amount presented below. The Company did not have any employee stock options outstanding prior to January 1, 1998.

	Year Ended December 31,	
	2005	2004
Net income as reported	$ 2,542	$ 2,092
Add: Stock-based compensation expense included in net income as reported	—	—
Deduct: Pro forma stock-based compensation cost	(2,055)	(1,308)
Pro forma net income	$ 487	$ 784
Basic net income per common share:		
As reported	$ 0.07	$ 0.06
Pro forma	$ 0.01	$ 0.02
Diluted net income per common share:		
As reported	$ 0.06	$ 0.05
Pro forma	$ 0.01	$ 0.02

(In thousands, except share and per share data)

The per share weighted average fair value of stock options granted during 2005 and 2004, was $2.25 and $2.04, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005 and 2004: dividend yield of zero percent for all years; risk-free interest rates of 4.3% and 4.6%, respectively; and expected life of five years for all years. During 2005 and 2004, the Company used a volatility factor of 82% and 89%, respectively.

During 1998, the Company established the Stock Option and Restricted Stock Purchase Plan (the "1998 Plan"). Under the 1998 Plan, the Board of Directors could issue incentive stock options or nonqualified stock options to purchase up to 5,850,000 shares of common stock.

The Company established a successor to the 1998 Plan, the 2000 Stock Incentive Plan (the "2000 Plan"). Under the 2000 Plan, the options which had been outstanding under the 1998 Plan were incorporated into the 2000 Plan and the Company increased the number of shares available for issuance under the plan by approximately 4,150,000, thereby reserving for issuance 10,000,000 shares of common stock in the aggregate. Options to acquire common stock granted thereunder have ten-year terms. Pursuant to the provisions of the 2000 Plan, the number of shares of common stock available for issuance thereunder automatically increases on the first trading day in each calendar year by an amount equal to three percent (3%) of the total number of shares of the Company's common stock outstanding on the last trading day of the immediately preceding calendar year, but in no event shall such annual increase exceed 1,500,000 shares. As of December 31, 2006, approximately 11,759,000 shares of common stock were reserved for issuance under the 2000 Plan (taking into account all option exercises through December 31, 2006).

A summary of the Company's stock option activity and weighted average exercise prices is as follows:

	Options	Weighted Average Exercise Price
Options outstanding at December 31, 2005	8,300,053	$2.16
Options granted	1,238,000	$5.26
Options exercised	(1,138,174)	$0.88
Options cancelled	(384,375)	$2.65
Options outstanding at December 31, 2006	8,015,504	$2.78
Options exercisable at December 31, 2006	4,754,754	$2.07

The total intrinsic value of stock options exercised during the year ended December 31, 2006 was approximately $5.3 million. The total intrinsic value of options exercisable at December 31, 2006 was approximately $15.0 million. The total intrinsic value of options expected to vest is approximately $4.6 million.

A summary of the status of the Company's nonvested shares as of December 31, 2005, and changes during the year ended December 31, 2006 is as follows:

(In thousands, except share and per share data)

	Shares	Weighted Average Grant-Date Fair Value
Nonvested Shares at January 1, 2006	3,827,250	$1.65
Granted	1,238,000	$5.26
Vested	(1,532,625)	$2.25
Cancelled	(271,875)	$3.24
Nonvested Shares at December 31, 2006	3,260,750	$3.81

As of December 31, 2006, there was approximately $5.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of approximately 3.33 years.

(m) Basic and Diluted Net Income Per Share

The Company calculates earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share ("EPS")," and the guidance of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 98. Under SFAS No. 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. All options, warrants or other potentially dilutive instruments issued for nominal consideration are required to be included in the calculation of basic and diluted net income attributable to common stockholders. Diluted EPS is calculated using the treasury stock method and reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock.

Diluted net income per common share for the year ended December 31, 2006 includes the effect of options to purchase 6,052,379 shares of common stock with a weighted average exercise price of $1.91 and warrants to purchase 188,250 shares of common stock with a weighted average exercise price of $1.56. Diluted net income per common share for the year ended December 31, 2006 does not include the effect of options to purchase 1,963,125 shares of common stock. Diluted net income per common share for the year ended December 31, 2005 includes the effect of options to purchase 7,255,292 shares of common stock with a weighted average exercise price of $1.51 and warrants to purchase 188,250 shares of common stock with a weighted average exercise price of $1.56. Diluted net income per common share for the year ended December 31, 2005 does not include the effect of options to purchase 1,044,761 shares of common stock. Diluted net income per common share for the year ended December 31, 2004 includes the effect of options to purchase 6,491,025 shares of common stock with a weighted average exercise price of $1.30 and warrants to purchase 202,802 shares of common stock with a weighted average exercise price of $1.65. Diluted net income per common share for the year ended December 31, 2004 does not include the effect of options to purchase 895,250 shares of common stock. A reconciliation of shares used in calculating basic and diluted earnings per share follows:

	Year Ended December 31,		
	2006	2005	2004
Basic	39,680,182	37,557,722	37,263,378
Effect of assumed exercised options	3,665,050	2,327,606	2,416,926
Diluted	43,345,232	39,885,328	39,680,304

(In thousands, except share and per share data)

(n) Segment Reporting

The Company accounts for its segment information in accordance with the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes annual and interim reporting standards for operating segments of a company. SFAS No. 131 requires disclosures of selected segment-related financial information about products, major customers, and geographic areas. The Company is organized in a single operating segment for purposes of making operating decisions and assessing performance. The chief operating decision-maker evaluates performance, makes operating decisions, and allocates resources based on financial data consistent with the presentation in the accompanying consolidated financial statements. The Company's revenue has been earned primarily from customers in the United States. The Company's foreign long-lived assets are insignificant for all periods presented.

(o) Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," requires the Company to report in its consolidated financial statements, in addition to its net income, comprehensive loss, which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive loss for all periods presented is related to the effect of foreign translation losses.

(p) Computer Software

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company capitalized $1,363 as of December 31, 2006 and $1,047 as of December 31, 2005. Software costs are included in "Property and equipment, net" on the Company's December 31, 2006 and 2005 balance sheets, respectively.

(q) Goodwill and Intangible Assets

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Intangible assets are stated net of accumulated amortization of $2,640 and $1,723 as of December 31, 2006 and 2005, respectively. Intangible assets relate to the acquisition of Proficient Systems, Inc. in July 2006, the customer list of Base Europe in June 2006, certain identifiable assets of FaceTime in July 2004 and the acquisition of the Island Data customer contracts in 2003, and are being

(In thousands, except share and per share data)

amortized over the expected periods of benefit of 36 months, 24 months, 24 months and 36 months, respectively (see Note 2).

(r) Deferred Rent

The Company records rent expense on a straight-line basis over the term of the related lease. The difference between the rent expense recognized for financial reporting purposes and the actual payments made in accordance with the lease agreement is recognized as deferred rent liability and included in "Accrued expenses" on the Company's December 31, 2006 and 2005 balance sheets, respectively.

(s) Product Development Costs

The Company accounts for product development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs and such costs have not been significant. Through December 31, 2006, all development costs have been charged to product development expense in the accompanying consolidated statements of operations.

(t) Foreign Currency Translation

Assets and liabilities in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' equity. Revenue, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. The translation adjustment of $6 for the year ended December 31, 2006 is related to our wholly-owned United Kingdom subsidiary. The Company had no translation adjustment for the years ended December 31, 2005 and 2004. The functional currency of our wholly-owned Israeli subsidiary is the U.S. dollar.

(u) Recently Issued Accounting Pronouncements

In July 2006, FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109," was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial position, cash flows and results of operations.

(v) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts receivable, security

(In thousands, except share and per share data)

deposits, and accounts payable, accrued expenses and deferred revenue carrying amounts approximate fair value because of the short maturity of these instruments.

(w) Intangible Assets

Amortization of intangible assets is summarized as follows (see Note 2):

Acquired Intangible Assets

	As of December 31, 2006		
	Gross Carrying Amount	Weighted Average Amortization Period	Accumulated Amortization
Amortizing intangible assets:			
Proficient Systems	$ 3,000	2.7 years	$ 535
Customer list of Base Europe	233	2.0 years	58
Certain identifiable assets of Island Data	2,119	3.0 years	2,119
Certain identifiable assets of FaceTime	394	2.0 years	394
Total	$ 5,746		$ 3,106

	As of December 31, 2005		
	Gross Carrying Amount	Weighted Average Amortization Period	Accumulated Amortization
Amortizing intangible assets:			
Certain identifiable assets of Island Data	$ 2,119	3.0 years	$ 1,434
Certain identifiable assets of FaceTime	394	2.0 years	289
Total	$ 2,513		$ 1,723

Amortization expense is calculated on a straight-line basis over the estimated useful life of the asset. Aggregate amortization expense for intangible assets was $1,383 and $931 for the years ended December 31, 2006 and 2005, respectively. Estimated amortization expense for the next five years is: $1,300 in 2007, $901 in 2008, $439 in 2009, $0 in 2010 and $0 in 2011.

(2) Asset Acquisitions

Island Data

In December 2003, the Company acquired certain identifiable assets of Island Data Corporation. The purchase price was based on projected revenue from the acquired customer contracts at the time of their assignment to the Company. The Company paid approximately $370 in cash, and issued 370,894 shares of its common stock, in connection with the acquisition. The total acquisition costs were approximately $2,119. Of the total purchase price, the Company has allocated approximately $65 to non-compete agreements which were amortized over a period of 24 months, representing the terms of the agreements. The remainder of the purchase has been allocated to customer contracts and was amortized over a period of 36 months, representing the current estimate of the term of the acquired client relationships. The net acquisition costs of $0 and $685 are included in "Assets - Intangibles, net" on The Company's December 31, 2006 and 2005 balance sheets, respectively.

(In thousands, except share and per share data)

FaceTime

In July 2004, the Company acquired certain identifiable assets of FaceTime Communications, Inc. The transaction transferred certain existing customer contracts of FaceTime to the Company. The purchase price was based in part on future revenue generated from the former FaceTime client base. The total acquisition costs were approximately $394. The total acquisition cost was amortized ratably over a period of 24 months, representing the current estimate of the term of the acquired client relationships. The net acquisition costs of $0 and $320 are included in "Assets - Intangibles, net" on the Company's December 31, 2006 and 2005 balance sheets, respectively.

Base Europe

On June 30, 2006 the Company acquired the customer list of Base Europe, a former reseller of its services. The purchase price was $233. The agreement gives the Company the exclusive right to exploit a specific list of deal referrals from Base Europe. The entire purchase price will amortized ratably over a period of 24 months. The net acquisition costs of $175 and $0 are included in "Assets - Intangibles, net" on the Company's December 31, 2006 and 2005 balance sheets, respectively.

Proficient Systems

On July 18, 2006, the Company acquired Proficient Systems, Inc. ("Proficient"), a provider of hosted proactive chat solutions that help companies generate revenue on their web sites. This transaction was accounted for under the purchase method of accounting and, accordingly, the operating results of Proficient were included in the Company's consolidated results of operations from the date of acquisition.

The purchase price was $10,445, which included the issuance of 1,960,711 shares of the Company's stock valued at $9,929, based on the quoted market price of the Company's common stock for the three days before and after the date of the announcement, a cash payment of $3 and acquisition costs of approximately $513. The Company initially calculated the purchase price using the quoted market price of its common stock on the date of the closing. After additional review, the Company determined it should have used the quoted market price of its common stock for the three days before and after the date of the announcement. Accordingly, the Company recorded a $1.8 million increase to goodwill with a corresponding increase to additional paid-in capital. The acquisition added several U.K. based financial services clients and provided an innovative product marketing team. All 1,960,711 shares are included in the weighted average shares outstanding used in basic and diluted net income per common share as of the acquisition date. Of the total purchase price, $413 was allocated to the net book values of the acquired assets and assumed liabilities. The historical carrying amounts of such assets and liabilities approximated their fair values. The purchase price in excess of the fair value of the net book values of the acquired assets and assumed liabilities was allocated to goodwill and intangible assets which are being amortized over their expected period of benefit. Based on the achievement of certain revenue targets as of March 31, 2007, LivePerson is contingently required to issue up to an additional 2,050,000 shares of common stock. The maximum additional share issuance will be achieved if incremental annualized revenue from a predefined customer list exceeds approximately $2.0 million. The value of shares issued, if any, will be allocated to goodwill at the time of their issuance. The Company currently expects to issue approximately 1.7 million shares of common stock related to this contingency.

The Company has initiated a restructuring plan to eliminate redundant facilities, personnel and service providers in connection with the Proficient acquisition. These costs were recognized as liabilities

(In thousands, except share and per share data)

in connection with the acquisition and have been recorded as an increase in goodwill as of the acquisition date.

Management's preliminary allocation of the purchase price in connection with the Proficient acquisition is as follows:

Cash	$	382
Accounts receivable		250
Other currents assets		97
Property and equipment		563
Other assets		66
Intangible assets		3,000
Goodwill		9,673
		14,031
Liabilities assumed		(548)
Deferred revenue		(867)
Restructuring liability		(911)
Deferred tax liability		(1,260)
Total purchase price consideration	$	10,445

The above purchase price allocation is subject to revision. Potential revisions may arise from the finalization of direct acquisition costs, accrued liabilities and valuation of acquired net operating losses. Net deferred tax assets arising from the acquisition are reserved in full by a valuation allowance. None of the goodwill recorded as part of the Proficient acquisition will be deductible for U.S. federal income tax purposes.

The balance of the accrued restructuring liability listed in the above table as of December 31, 2006 is as follows:

	Balance as of January 1, 2006	Provision for the year ended December 31, 2006	Net utilization during the year ended December 31, 2006	Balance as of December 31, 2006
Severance	$ —	$ 741	$ (573)	$ 168
Contract terminations	—	170	(21)	149
Total	$ —	$ 911	$ (594)	$ 317

The components of the intangible assets listed in the above table are as follows:

	Weighted Average Useful Life (months)	Amount
Customer relationships	36	$ 2,400,000
Technology	18	500,000
Non-compete agreements	24	100,000
		$ 3,000,000

The net intangible asset of $2,465 and $0 are included in "Assets - Intangibles, net" on the Company's December 31, 2006 and 2005 balance sheets, respectively.

(In thousands, except share and per share data)

The following unaudited pro forma consolidated financial information gives effect to the acquisition of Proficient as if the acquisition occurred on January 1, 2005, by consolidating the results of operations of Proficient with the results of the Company for the year ended December 31, 2006 and 2005. The unaudited pro forma consolidated financial information is not necessarily indicative of the consolidated results that would have occurred, nor is it necessarily indicative of results that may occur in the future.

	Year Ended December 31,	
	2006	2005
Revenue	$ 35,506	$ 24,470
Net loss	$ (921)	$ (3,007)
Basic and diluted net loss per common share	$ (0.02)	$ (0.08)
Weighted average shares outstanding – basic and diluted	40,979,501	39,513,061

(3) Balance Sheet Components

Property and Equipment

Property and equipment is summarized as follows:

	December 31,	
	2006	2005
Computer equipment and software	$ 2,794	$ 1,936
Furniture, equipment and building improvements	393	182
	3,187	2,118
Less accumulated depreciation	2,063	1,543
Total	$ 1,124	$ 575

Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2006	2005
Payroll and related costs	$ 2,455	$ 1,182
Professional services and consulting fees	432	461
Sales commissions	440	99
Restructuring (see note 2)	317	—
Other	110	61
Total	$ 3,754	$ 1,803

(4) Capitalization

In December 2002, the Company issued a warrant to purchase up to 150,000 shares of common stock at $0.69 per share to Genesis Select Corp. in exchange for investor relations services. The warrant vested such that 12,500 shares became exercisable on each monthly anniversary of the warrant issuance date for the first 12 months of the warrant's five-year term. Some or all of the exercise price may be paid by canceling a portion of the warrant. The Company recorded non-cash compensation expense of $298

(In thousands, except share and per share data)

related to this warrant during 2003. The Company accounted for this warrant in accordance with EITF Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Pursuant to EITF No. 96-18, the Company values the warrant at each balance sheet date using a Black-Scholes pricing model. During the year ended December 31, 2004, the Company issued an aggregate of 22,198 shares of common stock upon the partial exercise of the warrant, in consideration of the termination of the right to purchase an additional 3,302 shares of common stock in the aggregate, pursuant to the warrant's net exercise provisions. As of December 31, 2006, the warrant was fully vested and remained outstanding to purchase up to 124,500 shares of common stock.

During the year ended December 31, 2003, the Company issued an aggregate of 276,910 shares of common stock upon the exercise of warrants issued in 1999, in consideration of the termination of the right to purchase an additional 180,910 shares of common stock in the aggregate, pursuant to the warrants' net exercise provisions.

In January 2004, the Company filed a registration statement with the SEC to register the resale of up to 500,000 shares of its common stock by Island Data. The registration of the resale of the shares was required by the Company's agreement with Island Data. The shares registered for resale on the registration statement, but not actually issued to Island Data pursuant to the agreement, were deregistered. The Company did not receive any proceeds from the sale of the shares of common stock covered by the Island Data registration statement.

In January 2004, the Company filed a shelf registration statement with the SEC relating to 4,000,000 shares of its common stock that the Company may issue from time to time. The Company has no immediate plans to offer or sell any shares under this shelf registration. The Company presently intends to use the net proceeds from any sale of the registered shares for general corporate purposes and working capital. The Company would announce the terms of any issuance in a filing with the SEC at the time the Company offers or sells the shares.

In May 2004, the Company issued a warrant to purchase up to 75,000 shares of common stock at $3.25 per share to Genesis Select Corp. in exchange for investor relations services. The warrant vested such that the shares underlying the warrant could not be sold until after December 31, 2004. The warrant expires in May 2009. Some or all of the exercise price may be paid by canceling a portion of the warrant. The Company recorded non-cash compensation expense of $246 related to this warrant during 2004. The Company accounted for this warrant in accordance with EITF Abstract No. 96-18. During the year ended December 31, 2005, the Company issued an aggregate of 3,632 shares of common stock upon the partial exercise of the warrant, in consideration of the termination of the right to purchase an additional 7,618 shares of common stock in the aggregate, pursuant to the warrant's net exercise provisions. As of December 31, 2006, the warrant was fully vested and remained outstanding to purchase up to 63,750 shares of common stock.

On July 18, 2006, the Company acquired Proficient. Under the terms of the agreement, the Company acquired all of the outstanding capital stock of Proficient in exchange for 1,960,711 shares of the Company's common stock paid at closing, and up to an additional 2,050,000 million shares based on the achievement of certain revenue targets as of March 31, 2007.

In August 2006, the Company filed a registration statement with the Securities and Exchange Commission that included the registration of the resale of up to 4,050,000 shares of the Company's

(In thousands, except share and per share data)

common stock by the former shareholders of Proficient Systems, Inc. The Company's registration of the resale of the shares by the Proficient Systems shareholders was required by the Company's agreement with Proficient Systems. The shares registered for resale on the registration statement, but not actually issued to Proficient Systems shareholders pursuant to the agreement, are expected to be deregistered. The Company will not receive any proceeds from the sale of the shares of common stock covered by the August 2006 registration statement.

(5) Stock Options and Employee Stock Purchase Plan

During 1998, the Company established the Stock Option and Restricted Stock Purchase Plan (the "1998 Plan"). Under the 1998 Plan, the Board of Directors could issue incentive stock options or nonqualified stock options to purchase up to 5,850,000 shares of common stock.

The Company established a successor to the 1998 Plan, the 2000 Stock Incentive Plan (the "2000 Plan"). Under the 2000 Plan, the options which had been outstanding under the 1998 Plan were incorporated into the 2000 Plan and the Company increased the number of shares available for issuance under the plan by approximately 4,150,000, thereby reserving for issuance 10,000,000 shares of common stock in the aggregate. Options to acquire common stock granted thereunder have ten-year terms. Pursuant to the provisions of the 2000 Plan, the number of shares of common stock available for issuance thereunder automatically increases on the first trading day in each calendar year by an amount equal to three percent (3%) of the total number of shares of the Company's common stock outstanding on the last trading day of the immediately preceding calendar year, but in no event shall such annual increase exceed 1,500,000 shares. As of December 31, 2006, approximately 11,759,000 shares of common stock were reserved for issuance under the 2000 Plan (taking into account all option exercises through December 31, 2006). On the first trading day in January 2007, approximately 1,232,000 additional shares of common stock were reserved for issuance under the 2000 Plan pursuant to its automatic increase provisions.

In March 2000, the Company adopted the 2000 Employee Stock Purchase Plan with 450,000 shares of common stock initially reserved for issuance. Pursuant to the provisions of the Employee Stock Purchase Plan, the number of shares of common stock available for issuance thereunder automatically increases on the first trading day in each calendar year by an amount equal to one-half of one percent (0.5%) of the total number of shares of the Company's common stock outstanding on the last trading day of the immediately preceding calendar year, but in no event shall such annual increase exceed 150,000 shares. As of December 31, 2006, approximately 1,320,000 shares of common stock were reserved for issuance under the Employee Stock Purchase Plan (taking into account all share purchases through December 31, 2006). On the first trading day in January 2007, 150,000 additional shares of common stock were reserved for issuance under the Employee Stock Purchase Plan pursuant to its automatic increase provisions. Effective October 2001, the Company suspended the Employee Stock Purchase Plan until further notice.

(In thousands, except share and per share data)

A summary of the Company's stock option activity and weighted average exercise prices is as follows:

	Options	Weighted Average Exercise Price
Options outstanding at December 31, 2003	5,723,000	$1.46
Options granted	2,090,000	$2.80
Options exercised	(171,225)	$0.71
Options cancelled	(255,500)	$2.25
Options outstanding at December 31, 2004	7,386,275	$1.83
Options granted	2,178,000	$3.19
Options exercised	(603,277)	$0.78
Options cancelled	(660,945)	$3.20
Options outstanding at December 31, 2005	8,300,053	$2.16
Options granted	1,238,000	$5.26
Options exercised	(1,138,174)	$0.88
Options cancelled	(384,375)	$2.65
Options outstanding at December 31, 2006	8,015,504	$2.78
Options exercisable at December 31, 2004	3,710,795	$1.79
Options exercisable at December 31, 2005	4,472,803	$1.72
Options exercisable at December 31, 2006	4,754,754	$2.07

The net non-cash compensation amounts for the years ended December 31, 2006, 2005 and 2004 consist of:

	2006	2005	2004
Stock-based compensation expense related to SFAS No. 123(R)	$ 2,180	$ —	$ —
May 2004 warrant granted for investor relations services	—	—	246
Total	$ 2,180	$ —	$ 246

(6) Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions/ Write-offs	Balance at End of Period
For the year ended December 31, 2006				
Allowance for doubtful accounts	$ 67	$ 38	$ --	$ 105
For the year ended December 31, 2005				
Allowance for doubtful accounts	$ 54	$ 30	$ (17)	$ 67
For the year ended December 31, 2004				
Allowance for doubtful accounts	$ 64	$ 30	$ (40)	$ 54

(7) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases

(In thousands, except share and per share data)

and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are expected to become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company's use of its federal net operating loss ("NOL") carryforwards may be limited if the Company has experienced an ownership change, as defined in Section 382. The Company completed its previously disclosed Section 382 analysis during 2004 and determined that an ownership change had occurred as of December 7, 2001. As a result, there is a material limitation on the Company's use of its federal NOL carryforwards. As of December 31, 2006 and 2005, the Company had approximately $8,169 and $7,955, respectively, of federal NOL carryforwards available to offset future taxable income after considering the Section 382 limitation. In addition, as a result of the acquisition of Proficient Systems, Inc. in 2006, the Company has added an additional $21,343 of federal NOL. These NOL carryforwards are also subject to Section 382 limitation. The Company has not yet performed a Section 382 analysis for Proficient to determine the limitations on the NOL as a result of the ownership change. These carryforwards expire in various years through 2023.

In order to fully realize the deferred tax assets, inclusive of the NOL acquired in the Proficient acquisition, the Company will need to generate future taxable income of approximately $22,000 prior to 2023. If the entire deferred tax asset at December 31, 2006 is realized, approximately $2,703 will be allocated to Additional paid-in capital with the remainder reducing income tax expense. At December 31, 2005, based upon the level of historical taxable losses and after considering projections for future taxable income over the periods in which the deferred tax assets are expected to be deductible, management believed it was more likely than not that the Company would not realize the benefits of these deductible differences. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets. At December 31, 2006, based on a three-year forecast, management determined that it is more likely than not that the Company would realize a portion of the benefits of these deductible differences. Accordingly, the Company reduced its valuation allowance and recorded a deferred tax benefit in the amount of $2,356 for the year ended December 31, 2006. In addition, excess tax deductions resulting from stock option exercises reduced the Company's taxes payable by $2,042 in 2006. The related tax benefit has been recorded as an increase in Additional paid-in capital. Management will continue to assess the remaining valuation allowance. To the extent it is determined that the valuation allowance is no longer required with respect to certain deferred tax assets, the tax benefit, if any, of such deferred tax assets will be recognized in the future.

(In thousands, except share and per share data)

The domestic and foreign components of income (loss) before (benefit from) provision for income taxes consists of the following:

	Year Ended December 31,		
	2006	2005	2004
United States	$ 1,577	$ 2,973	$ 1,955
Foreign	187	244	195
	$ 1,764	$ 3,217	$ 2,150

Foreign income is net of a management fee charged each year. No provision has been made for U.S. income taxes on the undistributed earnings of its subsidiaries as such earnings have been taxed in the U.S. Accumulated earnings of the Company's foreign subsidiaries are immaterial through December 31, 2006.

The (benefit from) provision for income taxes consist of the following:

	Year Ended December 31,		
	2006	2005	2004
Current income taxes:			
U.S. Federal	$ 1,697	$ 675	$ 58
State and local	346	—	—
Foreign	100	—	—
Total current income taxes	2,143	675	58
Deferred income taxes:			
U.S. Federal	(2,132)	—	—
State and local	(449)	—	—
Foreign	—	—	—
Total deferred income taxes	(2,581)	—	—
Total income taxes	$ (438)	$ 675	$ 58

The difference between the total income taxes computed at the federal statutory rate and the (benefit from) provision for income taxes consists of the following:

	Year Ended December 31,	
	2006	2005
Federal Statutory rate	34.00%	34.00%
State taxes, net of federal benefit	15.31%	11.27%
Non-deductible expenses – ISO	23.73%	0.00%
Non-deductible expenses – Other	8.56%	4.31%
Change in state effective rate	23.45%	(7.21)%
Release of valuation allowance	(133.59)%	(21.39)%
Foreign Taxes	5.67%	0.00%
Other	(1.97)%	0.00%
Total (benefit) provision	(24.84)%	20.98%

The difference between the statutory federal income tax rate and the Company's effective tax rate is principally due to the partial release of the Company's valuation allowance against deferred tax assets. In 2006, the release of the valuation allowance resulted in a deferred tax benefit from income taxes in the amount of $2,356. In 2005, the release of the valuation allowance was related to the utilization of federal and state net operating loss carryforwards generated as a result of the Company incurring net operating losses for which no tax benefit was recorded for the years ended December 31, 2005 and December 31,

(In thousands, except share and per share data)

2004, respectively. Because a portion of the federal and state net operating losses are related to the exercise of employee stock options, the resulting tax benefit is recorded as an increase in Additional paid-in capital and not a reduction in income tax expense for the year ended December 31, 2005.

The effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 12,395	$ 3,500
Accounts payable and accrued expenses	86	90
Non-cash compensation	2,390	2,059
Goodwill and intangibles amortization	3,269	3,431
Allowance for doubtful accounts	55	30
Plant and equipment, principally due to differences in depreciation	22	—
Other	75	76
Total deferred tax assets	18,292	9,186
Less: valuation allowance	(15,936)	(9,163)
Net deferred tax assets	2,356	23
Deferred tax liabilities:		
Intangibles related to the Proficient acquisition	(1,035)	—
Plant and equipment, principally due to differences in depreciation	—	(23)
Total deferred tax liabilities	(1,035)	(23)
Net deferred assets	$ 1,321	$ —

(8) Commitments and Contingencies

The Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases for the years ended December 31, 2006, 2005 and 2004 was approximately $1,081, $658 and $502, respectively.

In May 2006, our wholly-owned subsidiary, HumanClick Ltd., entered into a new lease and relocated its offices. The new lease is effective for the period October 1, 2006 through September 30, 2009.

Future minimum lease payments under non-cancelable operating leases (with an initial or remaining lease terms in excess of one year) are as follows:

Year ending December 31,	Operating Leases
2007	$ 1,441
2008	1,337
2009	1,109
2010	598
2011	333
Thereafter	—
Total minimum lease payments	$ 4,818

(9) Legal Matters

In May 2006, a former employee filed a complaint in the Supreme Court of New York State against the Company and two of its executive officers containing claims related to improper termination of employment. The claim seeks damages of approximately $50,000. The Company believes the claims are without merit, and intends to vigorously defend against such claims. However, the Company cannot assure you that its defenses will be successful and, if they are not, that its ultimate liability in connection with these claims will not have a material adverse effect on its results of operations, financial condition or cash flows. The Company has not accrued for this contingency as of December 31, 2006, because the amount of loss, if any, cannot be reasonably estimated at this time. The Company carries appropriate levels of insurance for employment related claims but cannot guarantee that any damages arising from this claim will be covered by this policy.

The Company is not currently party to any other legal proceedings. From time to time, the Company may be subject to various claims and legal actions arising in the ordinary course of business.

(In thousands, except share and per share data)

(10) Unaudited Supplementary Financial Information – Quarterly Results of Operations

The following table sets forth, for the periods indicated, the Company's financial information for the eight most recent quarters ended December 31, 2006. In the Company's opinion, this unaudited information has been prepared on a basis consistent with the annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the periods presented. This information should be read in conjunction with the consolidated financial statements, including the related notes, included herein.

	Quarter Ended							
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005
Revenue	$ 10,347	$ 8,881	$ 7,416	$ 6,877	$ 6,316	$ 5,724	$ 5,283	$ 4,954
Operating expenses:								
Cost of revenue	2,375	2,142	1,642	1,462	1,300	1,114	1,019	863
Product development	1,783	1,381	1,018	880	672	663	688	675
Sales and marketing	3,258	3,104	2,856	2,646	2,086	1,715	1,690	1,485
General and administrative	1,854	1,750	1,437	1,501	1,058	1,034	1,096	1,271
Amortization of intangibles	472	447	232	232	232	232	232	235
Total operating expenses	9,742	8,824	7,185	6,721	5,348	4,758	4,725	4,529
Income from operations	605	57	231	156	968	966	558	425
Other income (expense), net:								
Interest income	202	200	170	143	117	81	59	43
Total other income, net	202	200	170	143	117	81	59	43
Income before (benefit from) provision for income taxes	807	257	401	299	1,085	1,047	617	468
(Benefit from) provision for income taxes	(438)	--	--	--	(63)	358	216	164
Net income	$ 1,245	$ 257	$ 401	$ 299	$ 1,148	$ 689	$ 401	$ 304
Basic net income per common share	$ 0.03	$ 0.01	$ 0.01	$ 0.01	$ 0.03	$ 0.02	$ 0.01	$ 0.01
Diluted net income per common share	$ 0.03	$ 0.01	$ 0.01	$ 0.01	$ 0.03	$ 0.02	$ 0.01	$ 0.01
Weighted average shares outstanding used in basic net income per common share calculation	40,979,922	40,547,309	38,900,328	38,253,681	37,750,875	37,555,696	37,487,015	37,433,446
Weighted average shares outstanding used in diluted net income per common share calculation	44,591,617	43,854,202	42,818,687	40,504,248	40,616,738	39,839,001	39,400,983	39,448,922

In the fourth quarter of 2006 and 2005, the Company partially released its valuation allowance against deferred tax assets resulting in a net benefit from income taxes of $438 and $63, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Proficient Systems, Inc., which was acquired on July 18, 2006, and which is included in our consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. Proficient Systems, Inc. constituted 2% of total assets as of December 31, 2006, and 6% of revenues for the year then ended. Our management did not assess the effectiveness of internal control over financial reporting of Proficient Systems, Inc. because of the timing of the acquisition, which was completed on July 18, 2006. Based on management's evaluation described above, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in that firm's report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
LivePerson, Inc.
New York, NY

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that LivePerson, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Proficient Systems, Inc., which was acquired on July 18, 2006, and which is included in the consolidated balance sheet of the Company as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. Proficient Systems, Inc. constituted 2% of total assets as of December 31, 2006, and 6% of revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Proficient Systems, Inc. because of the timing of the acquisition, which was completed on July 18, 2006. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Proficient Systems, Inc.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended and our report dated March 16, 2007 expressed an unqualified opinion.

/s/ BDO Seidman, LLP

New York, New York
March 16, 2007

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 with respect to "Election of Directors," "Executive Officers," "Board Committees and Meetings – Audit Committee," "Corporate Governance Documents" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders.

There have been no changes to the procedures by which stockholders may recommend nominees to our Board of Directors since our last disclosure of such procedures, which appeared in the definitive proxy statement for our 2006 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the sections captioned "Compensation Discussion and Analysis", "Compensation Committee Report" (which information shall be deemed furnished in this Annual Report on Form 10-K), "Executive and Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 with respect to the security ownership of certain beneficial owners and management is incorporated by reference to the section captioned "Ownership of Securities" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders.

The following table provides certain information regarding the common stock authorized for issuance under our equity compensation plans, as of December 31, 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (3) (c)
Equity compensation plans approved by stockholders (1)....	8,079,254	$2.78	5,000,083
Equity compensation plans not approved by stockholders (2)....	124,500	$0.69	—
Total..	8,203,754	$2.75	5,000,083

(1) Our equity compensation plans which were approved by our stockholders are the 2000 Stock Incentive Plan, as amended and restated, and the Employee Stock Purchase Plan.

(2) On December 11, 2002, we issued a warrant to purchase 150,000 shares of common stock at $0.69 per share to Genesis Select Corp. in exchange for investor relations services. Because approval was not required at the time, our stockholders did not approve the issuance of the warrant.

(3) Excludes securities reflected in column (a). The number of shares of common stock available for issuance under the 2000 Stock Incentive Plan automatically increases on the first trading day in each calendar year by an amount equal to three percent (3%) of the total number of shares of our common stock outstanding on the last trading day of the immediately preceding calendar year, but in no event shall such annual increase exceed 1,500,000 shares. The number of shares of common stock available for issuance under our Employee Stock Purchase Plan automatically increases on the first trading day in each calendar year by an amount equal to one-half of one percent (0.5%) of the total number of shares of our common stock outstanding on the last trading day of the immediately preceding calendar year, but in no event shall such annual increase exceed 150,000 shares. Effective October 2001, we suspended our Employee Stock Purchase Plan until further notice. Also see Note 5 to our consolidated financial statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the sections captioned "Certain Relationships and Related Transactions" and "Director Independence" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the section captioned "Independent Registered Public Accounting Firm Fees and Pre-Approval Policies and Procedures" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements.

   Incorporated by reference to the index of consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules.

   None.

3. Exhibits.

   Incorporated by reference to the Exhibit Index immediately preceding the exhibits attached to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 19, 2007.

LIVEPERSON, INC.

By: /s/ ROBERT P. LOCASCIO
Name: Robert P. LoCascio
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 16, 2007.

Signature	Title(s)
/s/ ROBERT P. LOCASCIO Robert P. LoCascio	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ TIMOTHY E. BIXBY Timothy E. Bixby	President, Chief Financial Officer, Secretary and Director (principal financial and accounting officer)
/s/ STEVEN BERNS Steven Berns	Director
/s/ EMMANUEL GILL Emmanuel Gill	Director
/s/ KEVIN C. LAVAN Kevin C. Lavan	Director
/s/ WILLIAM G. WESEMANN William G. Wesemann	Director

[This Page Intentionally Left Blank]

EXHIBIT INDEX

Number	Description
2.1	Agreement and Plan of Merger, dated as of June 22, 2006, among LivePerson, Inc., Soho Acquisition Corp., Proficient Systems, Inc. and Gregg Freishtat as Shareholders' Representative (incorporated by reference to the identically numbered exhibit in the Current Report on Form 8-K filed on June 22, 2006)
3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to the identically-numbered exhibit to LivePerson's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and filed March 30, 2001 (the "2000 Form 10-K"))
3.2	Second Amended and Restated Bylaws, as amended (incorporated by reference to the identically-numbered exhibit to the 2000 Form 10-K)
4.1	Specimen common stock certificate (incorporated by reference to the identically-numbered exhibit to LivePerson's Registration Statement on Form S-1, as amended (Registration No. 333-96689) ("Registration No. 333-96689"))
4.2	Second Amended and Restated Registration Rights Agreement, dated as of January 27, 2000, by and among LivePerson, the several persons and entities named on the signature pages thereto as Investors, and Robert LoCascio (incorporated by reference to the identically-numbered exhibit to Registration No. 333-96689)
4.3	See Exhibits 3.1 and 3.2 for further provisions defining the rights of holders of common stock of LivePerson
10.1	Employment Agreement between LivePerson and Robert P. LoCascio, dated as of January 1, 1999 (incorporated by reference to the identically-numbered exhibit to Registration No. 333-96689)*
10.2	Employment Agreement between LivePerson and Timothy E. Bixby, dated as of June 23, 1999 (incorporated by reference to Exhibit 10.3 to Registration No. 333-96689)*
10.2.1	Modification to Employment Agreement between LivePerson, Inc. and Timothy E. Bixby, dated as of April 1, 2003 (incorporated by reference to the identically-numbered exhibit to LivePerson's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and filed August 13, 2003)*
10.3	Amended and Restated 2000 Stock Incentive Plan, amended as of April 21, 2005 (incorporated by reference to the identically-numbered exhibit to LivePerson's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and filed August 8, 2005)*
10.4	Employee Stock Purchase Plan (incorporated by reference to the identically-numbered exhibit to the 2000 Form 10-K)*
21.1	Subsidiaries
23.1	Consent of BDO Seidman, LLP

Number	Description
23.2	Consent of KPMG LLP
31.1	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement

Board of Directors

Robert P. LoCascio
Chairman of the Board,
Chief Executive Officer
LivePerson, Inc.

Timothy E. Bixby
President and Chief Financial Officer
LivePerson, Inc.

Steven Berns
President and Chief Financial Officer
MDC Partners Inc.

Emmanuel Gill
President and Chief Executive Officer
Gilbridge Holdings, Ltd.

Kevin C. Lavan
Independent Consultant

William G. Wesemann
Independent Consultant

Executive Officers

Robert P. LoCascio
Chairman of the Board,
Chief Executive Officer
LivePerson, Inc.

Timothy E. Bixby
President and Chief Financial Officer
LivePerson, Inc.

Stockholder Information

Corporate Headquarters
LivePerson, Inc.
462 Seventh Avenue
New York, NY 10018

Investor Relations
Copies of our Annual Report on Form 10-K for the year ended December 31, 2006 are available free of charge, upon request to:
Investor Relations
LivePerson, Inc.
462 Seventh Avenue
New York, NY 10018

Stock Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol "LPSN"

Counsel
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

Independent Registered Public Accounting Firm
BDO Seidman, LLP
330 Madison Avenue
New York, NY 10017

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Company Information on the Web
Current information about LivePerson, press releases and investor information are available on our website at www.liveperson.com

LIVEperson

462 Seventh Avenue, New York, NY 10018 t 212.609.4200 f 212.609.4201 www.liveperson.com

END